貝克・麥堅時律師事務所

RECEIVED

2007 JAN 30 A 9:50

OFFICE OF INTERNATIONAL CORPORATE FINANCE

[redacted]

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Washington, DC

January 26, 2007

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

Mail stop 0405-Attention to Susan Min (202)-9421951

SUPPL

Ladies and Gentlemen,

Re: China Shipping Container Lines Company Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref: 82-34857)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our last submission dated December 29, 2006, copies of which are enclosed with this letter (A list of index provided in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2312 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

Joyce Yip

Encl.

PROCESSED

FEB 01 2007

THOMSON FINANCIAL

dw 1/30

Annex 1

A List of Documents Made Public in connection with the Listing since our last submission on January 5, 2007:

1. Announcement of Continuing Connected Transactions, released on January 26, 2007, in English and in Chinese.

中海集裝箱運輸股份有限公司

China Shipping Container Lines Company Limited*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 2866)

CONTINUING CONNECTED TRANSACTIONS

(1) Renewal of Continuing Connected Transactions

As disclosed in the Prospectus, the Group entered into the Master Agreements and the CSDC Bareboat Charters with the relevant Connected Persons prior to the Listing. Transactions under such agreements constitute continuing connected transactions of the Company under the Listing Rules and the Company was granted a waiver by the Stock Exchange from strict compliance with the relevant requirements under the Listing Rules with respect to certain of such continuing connected transactions under the Master Agreements and the CSDC Bareboat Charters for a period of three years ended 31 December 2006. After such date, the Company must re-comply with the requirements under Chapter 14A of the Listing Rules in order to continue those continuing connected transactions.

Pursuant to the terms of the waiver granted by the Stock Exchange, certain of the continuing connected transactions under the Master Agreements and the CSDC Bareboat Charters are subject to relevant annual caps disclosed in the Prospectus.

The respective initial 2006 annual caps for the transactions under the: (i) First Master IT Services Agreement and the Second Master IT Services Agreement in respect of the provision of products and services by the Group have been exceeded as of 30 June 2006; and (ii) Master Ground Container Transport Agreement has been exceeded as of 30 September 2006. Under Rule 14A.36(1) of the Listing Rules, if an annual cap is exceeded in respect of a given transaction, the Company shall re-comply with the requirements under Chapter 14A of the Listing Rules in relation to such transaction. In addition, the respective initial 2006 annual caps for the transactions under the: (i) Master Provision of Chassis Agreement; (ii) Master Ship Repair Services Agreement; and (iii) Master Depot Services Agreement will not be sufficient for the Group's current requirements. Since the applicable percentage ratios in respect of the revised 2006 annual caps for all such transactions under the said agreements are more than 0.1% but less than 2.5% on an annual basis, such transactions and their respective revised 2006 annual caps shall only be subject to the reporting and announcement requirements under Rules 14A.45 to 14A.47 of the Listing Rules. In this respect, on 15 December 2006 and on 24 January 2007, the Board ratified and approved such revised 2006 annual caps in accordance with the Listing Rules.

In respect of the annual caps for each of the three years ending 31 December 2007, 2008 and 2009 for the Continuing Connected Transactions Exempt from Independent Shareholders' Approval (excluding the Master Ground Container Transport Agreement), the applicable percentage ratios are expected to be more than 0.1% but less than 2.5% on an annual basis. Therefore, such transactions, together with their respective annual caps for each of the three years ending 31 December 2007, 2008 and 2009, are exempt from Independent Shareholders' approval and shall only be subject to the reporting and announcement requirements under Rules 14A.45 to 14A.47 of the Listing Rules. In this respect, on 15 December 2006 and on 24 January 2007, the Board approved such transactions and their respective annual caps for each of the three years ending 31 December 2007, 2008 and 2009 under the Listing Rules.

The 2006 annual cap for the transactions under the Master Liner Services Agreement has been exceeded as of 30 September 2006. It had also come to the Directors' attention that the respective 2006 annual caps for the following Non-exempt Continuing Connected Transactions will not be sufficient for the Group's current requirements and shall be revised accordingly: (i) the Master Supply Agreement; and (ii) the First Master Liner and Cargo Agency Agreement and the Second Master Liner and Cargo Agency Agreement. Since the applicable percentage ratios in respect of the proposed revised 2006 annual caps for the transactions under the said agreements will be more than 2.5% on an annual basis, such transactions, together with their respective proposed revised 2006 annual caps, are therefore subject to Independent Shareholders' ratification in accordance with the Listing Rules.

In respect of the proposed annual caps for each of the three years ending 31 December 2007, 2008 and 2009 for the Non-exempt Continuing Connected Transactions, the applicable percentage ratios are expected to be more than 2.5% on an annual basis. Therefore, such transactions, together with their respective proposed annual caps for each of the three years ending 31 December 2007, 2008 and 2009, are subject to Independent Shareholders' approval as required under Rule 14A.48 of the Listing Rules.

(2) Revised Master Provision of Containers Agreement

As disclosed in the Prospectus, prior to the Listing, the Company had entered into the Container Leases, all of which were for terms exceeding three years so as to bargain for a cheaper rental price, minimise associated administrative costs, reduce operating costs and protect the Company from potential rental price increase. The applicable terms of the Container Leases vary and range from five to eleven years and the majority of the Container Leases will terminate between 2009 and 2012. The Company was granted a waiver by the Stock Exchange from strict compliance with the relevant requirements under the Listing Rules with respect to the transactions under the Container Leases for a period of three years ended 31 December 2006. The annual cap under the Container Leases for each of the three years ended 31 December 2004, 2005 and 2006 is RMB680,000,000. After 31 December 2006 or when any of the Container Leases is renewed, the Company must re-comply with the requirements under Chapter 14A of the Listing Rules in order to continue the transactions under the Container Leases.

All of the Container Leases are still in existence. One Container Lease initially expired in 2005 and five Container Leases initially expired in 2006. As the Group expects a continuing expansion of its shipping capacities in the next few years, which will result in a significant increase in demand by the Group for containers, the Company entered into the Renewed Container Leases.

On 1 April 2006, the Company entered into the Original Master Provision of Containers Agreement with China Shipping whereby China Shipping agreed to supply and agreed to procure that its subsidiaries and associates manufacture and supply containers to the Group. Transactions under this agreement and the annual caps were approved by the Independent Shareholders on 31 March 2006. Since then, several implementation agreements have been entered into between members of the Group and the China Shipping Group in accordance with the Original Master Provision of Containers Agreement, all of which have since expired.

The Group expects the continuing expansion of its shipping capacities in the next few years, which will result in a significant increase in demand by the Group for containers. Under such circumstances, and in light of: (i) the fact that the purchase and lease of containers are related in that an increase in leased containers would lead to the decrease in purchased containers and vice versa; and (ii) the Company's desire to consolidate and streamline the administrative schedule of all the Company's continuing connected transactions, the Company intends to terminate the Original Master Provision of Containers Agreement and enter into the Revised Master Provision of Containers Agreement with China Shipping pursuant to which China Shipping shall supply (including sell and/or lease), and shall procure that its subsidiaries and associates manufacture and supply (including sell and/or lease), containers to the Group. Upon the Revised Master Provision of Containers Agreement becoming effective, the Original Master Provision of Containers Agreement shall cease to be in force and each of the existing Container Leases, including the Renewed Container Leases, will be incorporated into the Revised Master Provision of Containers Agreement.

In respect of the proposed annual caps for each of the three years ending 31 December 2007, 2008 and 2009 for the transactions under the Revised Master Provision of Containers Agreement, the applicable percentage ratios are expected to be more than 5% but less than 25% on an annual basis. Therefore, such transactions will constitute continuing connected transactions of the Company under Chapter 14A (transactions under this agreement in respect of the purchase of containers further constitute discloseable transactions of the Company under Chapter 14 of the Listing Rules) and shall be, together with the proposed annual caps for each of the three years ending 31 December 2007, 2008 and 2009, subject to Independent Shareholders' approval under the Listing Rules.

The following tables set out the respective historical caps, historical figures and future caps of: (i) the Continuing Connected Transactions Exempt from Independent Shareholders' Approval, details of which are set out in Part II, Section C of this announcement; (ii) the Non-exempt Continuing Connected Transactions, details of which are set out in Part II, Section D of this announcement; and (iii) the transactions under the Revised Master Provision of Containers Agreement, details of which are set out in Part III of this announcement.

Table A – Continuing Connected Transactions Exempt from Independent Shareholders' Approval

(RMB'000)

	Transactions under the	Historical Caps for 2004-2006	Historical Figures for 2004, 2005 and 30 September 2006	Historical Figures revised cap/ estimated amount for 2006	Future Caps for 2007-2009
(1)	Master Provision of Chassis Agreement in respect of chassis etc. to be provided to the Group	25,000	13,286 (2004) 19,797 (2005) 24,461 (as of 30 Sep 2006)	39,500 (revised cap)	40,000 (2007) 40,000 (2008) 40,000 (2009)
(2)	(i) CSDC Bareboat Charters; and (ii) Master Bareboat Charter Agreement in respect of vessels etc. to be provided to the Group	85,000	42,747 (2004) 56,769 (2005) 58,359 (as of 30 Sep 2006)	85,000 (estimated)	79,000 (2007) 79,000 (2008) 79,000 (2009)
(3)	Master Ship Repair Services Agreement in respect of services to be provided to the Group	65,000	19,380 (2004) 54,780 (2005) 57,252 (as of 30 Sep 2006)	86,000 (revised cap)	109,000 (2007) 159,000 (2008) 165,000 (2009)
(4)	Master Depot Services Agreement in respect of services to be provided to the Group	29,000	17,726 (2004) 19,075 (2005) 20,680 (as of 30 Sep 2006)	33,000 (revised cap)	37,000 (2007) 43,000 (2008) 49,000 (2009)
(5)	(i) First Master IT Services Agreement; and (ii) Second Master IT Services Agreement in respect of:				
	(1) products and services to be provided by the Group	26,000	24,029 (2004) 25,825 (2005) 42,213 (as of 30 Sep 2006)	42,213 (revised cap)	68,000 (2007) 72,000 (2008) 76,000 (2009)
	(2) products and services to be provided to the Group	33,000	22,448 (2004) 27,755 (2005) 14,957 (as of 30 Sep 2006)	24, 000 (estimated)	27,000 (2007) 29,000 (2008) 32,000 (2009)

(6)	(i) First Master Container Management Agreement; and (ii) Second Master Container Management Agreement in respect of services etc. to be provided by the Group	18,000	15,208 (2004) 17,504 (2005) 13,500 (as of 30 Sep 2006)	18,000 (estimated)	21,000 (2007) 23,000 (2008) 25,000 (2009)
(7)	Master Provision of Crew Members Agreement in respect of crew members etc. to be provided to the Group	143,000	114,796 (2004) 140,450 (2005) 113,615 (as of 30 Sep 2006)	143,000 (estimated)	33,000 (2007) 35,000 (2008) 39,000 (2009)
(8)	Master Time Charter Agreement in respect of vessels etc. to be provided by the Group	N/A	0 (2004) 0 (2005) 4,306 (as of 30 Sep 2006)	8,760 (estimated)	35,040 (2007) 35,040 (2008) 35,040 (2009)
(9)	Master Ground Container Transport Agreement in respect of servicesto be provided to the Group	54,000	30,359 (2004) 34,218 (2005) 79,728 (as of 30 Sep 2006)	160,000 (revised cap)	*(Please see item 4 of Table B below)*

Table B – Non-exempt Continuing Connected Transactions

(RMB'000)

	Transactions under the	Historical Caps for 2004-2006	Historical Figures for 2004, 2005 and 30 September 2006	proposed revised cap/estimated amount for 2006	Proposed Future Caps for 2007-2009
(1)	Master Supply Agreement in respect of products etc. to be provided to the Group	350,000	297,685 (2004) 346,144 (2005) 307,817 (as of 30 Sep 2006)	484,000 (proposed revised cap)	800,000 (2007) 840,000 (2008) 850,000 (2009)
(2)	(i) First Master Liner and Cargo Agency Agreement; and (ii) Second Master Liner and Cargo Agency Agreement in respect of services to be provided to the Group	455,000	338,548 (2004) 268,526 (2005) 357,812 (as of 30 Sep 2006)	494,000 (proposed revised cap)	584,000 (2007) 691,000 (2008) 819,000 (2009)
(3)	Master Liner Services Agreement in respect of services to be provided by the Group	1,281,000	1,137,246 (2004) 941,774 (2005) 1,408,977 (as of 30 Sep 2006)	1,882,000 (proposed revised cap)	2,259,000 (2007) 2,710,000 (2008) 3,252,000 (2009)
(4)	Master Ground Container Transport Agreement in respect of services to be provided to the Group	54,000	30,359 (2004) 34,218 (2005) 79,728 (as of 30 Sep 2006)	*(Please see item 9 of Table A above)*	330,000 (2007) 365,000 (2008) 398,000 (2009)

(5)	(i) First Master Container Management Agreement; and (ii) Second Master Container Management Agreement in respect of services etc. to be provided to the Group	894,000	585,188 (2004) 817,130 (2005) 542,446 (as of 30 Sep 2006)	820,530 (estimated)	903,000 (2007) 993,000 (2008) 1,092,000 (2009)
(6)	Master Time Charter Agreement in respect of vessels etc. to be provided to the Group	926,000	291,965 (2004) 288,188 (2005) 200,420 (as of 30 Sep 2006)	232,000 (estimated)	410,000 (2007) 411,000 (2008) 410,000 (2009)
(7)	(i) First Master Loading and Unloading Agreement; and (ii) Second Master Loading and Unloading Agreement in respect of services to be provided to the Group	1,045,000	541,480 (2004) 693,601 (2005) 663,515 (as of 30 Sep 2006)	1,045,000 (estimated)	1,255,000 (2007) 1,505,000 (2008) 1,806,000 (2009)

Table C – Revised Master Provision of Containers Agreement

(RMB'000)

	Transactions under the	Historical Caps	Historical Figures for 2004-2006	Proposed Future Caps for 2007-2009
	Revised Master Provision of Containers Agreement in respect of:			
(1)	containers to be leased to the Group	680,000 (2004) 680,000 (2005) 680,000 (2006)	588,558 (2004) 488,231 (2005) 408,551 (as of 30 Sep 2006) 590,493 (estimated amount for 2006)	620,000 (2007) 784,000 (2008) 894,000 (2009)
(2)	containers to be purchased by the Group	870,960 (2006) 1,000,400 (2007) 586,560 (2008) *(See Note)*	0 (2004) 250,448 (2005) 606,210 (as of 30 Sep 2006) 868,814 (estimated amount for 2006)	1,131,000 (2007) 285,000 (2008) 182,000 (2009)

Note: These historical caps were initially stated and approved in US$ and have been converted to RMB in this Table for ease and consistency of reference.

II RENEWAL OF CONTINUING CONNECTED TRANSACTIONS

A. Background

Reference is made to the Company's announcement dated 3 January 2007. As disclosed in the Prospectus, the Group entered into the Master Agreements and the CSDC Bareboat Charters with the relevant Connected Persons prior to the Listing. Transactions under such agreements constitute continuing connected transactions of the Company under the Listing Rules and the Company was granted a waiver by the Stock Exchange from strict compliance with the relevant requirements under the Listing Rules with respect to certain of such continuing connected transactions under the Master Agreements and the CSDC Bareboat Charters for a period of three years ended 31 December 2006. After such date, the Company must re-comply with the requirements under Chapter 14A of the Listing Rules in order to continue those continuing connected transactions.

B. General

1. Connected Persons

China Shipping is the controlling shareholder of the Company. Therefore, China Shipping and its associate(s) are connected persons of the Company under the Listing Rules.

Each of CSDC, CS Agency (Bangkok), CS Agency (Indonesia), CSS, Dalian Terminal, Shanghai Terminal, West Basin, Inchon Ferry and Zhanjiang Terminal is an associate of China Shipping and is therefore a connected person of the Company under the Listing Rules.

CS (Yangpu) Refrigeration and the Regional Subsidiaries are non-wholly owned subsidiaries of the Company where China Shipping, a connected person of the Company under the Listing Rules, is entitled to exercise 10% or more of the voting power at any general meeting of each such company. Accordingly, CS (Yangpu) Refrigeration and the Regional Subsidiaries are connected persons of the Company under the Listing Rules.

2. General Principles, Price and Terms

Each of the Master Agreements contains the binding principles, guidelines and terms and conditions in accordance with which any and all products and services contemplated therein are to be provided by the relevant provider to the relevant recipient.

Each of the Master Agreements requires in general terms that:

(a) the quality of products and services to be provided should be satisfactory to the recipient;

(b) the price at which such products and services are to be provided must be fair and reasonable; and

(c) the terms and conditions on which such products and services are to be provided should be no less favourable to the Group than those offered from or to (as appropriate) the relevant Connected Persons, their subsidiaries and/or associates to or from (as appropriate) independent third parties; and offered from or to (as appropriate) independent third parties to or from (as appropriate) the Group.

3. *Price Determination*

Each of the Master Agreements provides that each relevant product or service must be provided in accordance with the following general pricing principles:

(a) state-prescribed prices;

(b) where there is no state-prescribed price, then according to relevant market prices; or

(c) where there is no market price, then according to the contracted price.

For the purpose of each of the Master Agreements:

"state-prescribed price" means the price set by the relevant laws, regulations and other governmental regulatory documents issued by the relevant departments of the PRC government;

"market price" means the price at which the same or comparable type of products or services are provided from or to (as appropriate) independent third parties in the same area in the ordinary course of business; and

"contracted price" means the actual cost incurred in providing such products or services plus a margin ranging from 0% to 15% thereof.

4. *Term and Termination*

The initial term of each of the Master Agreements is three years, with effect from 10 May 2004. Upon the expiry of such initial term, each of the Master Agreements shall automatically extend for further terms of three years, unless any relevant party gives to the other party or parties written notice of termination at least three months prior to such expiry date.

During the term of each of the Master Agreements, termination of any implementation agreement described below may be effected from time to time by any one of the parties to the relevant implementation agreement providing at least 3 months' written notice of termination to the other party or parties.

5. *Implementation Agreements*

It is envisaged that from time to time and as required, individual implementation agreements may be entered into between the Group and the relevant Connected Persons, and their respective subsidiaries and/or associates, as appropriate.

Each implementation agreement will set out the specific products and services requested by the relevant party and any detailed technical and other specifications which may be relevant to those products or services. The implementation agreements may only contain provisions which are in all material respects consistent with the binding principles, guidelines, terms and conditions in accordance with which such products and services are required to be provided as contained in the relevant Master Agreement.

As the implementation agreements are simply further elaborations on the provision of products and services as contemplated by each of the Master Agreements, they do not constitute new categories of connected transactions.

Set out below is a summary in respect of each of the Continuing Connected Transactions Exempt from Independent Shareholders' Approval. Please refer to Part I, Table A of this announcement for the respective historical annual caps, historical figures and future annual caps of such continuing connected transactions.

1. ***Master Provision of Chassis Agreement***

On 10 May 2004, the Company and China Shipping entered into the Master Provision of Chassis Agreement for the provision of chassis and other related and ancillary services by the China Shipping Group to the Group. As mentioned in the Prospectus, the implementation agreements under this agreement are expected to be for terms exceeding three years so as to bargain for a cheaper rental price, minimise administrative costs and protect the Company from potential rental price increase.

Due to the following reason and based on an internal estimate of the transaction amount for 2006 under such circumstances, the Directors believe that the initial 2006 annual cap will not be sufficient for the Group's current requirements and have revised the initial 2006 annual cap, i.e. RMB25,000,000, to RMB39,500,000:

The Group's chassis are used in ancillary ground transport services primarily for the Group's shipments to the USA. The chassis currently leased by the Group are supplied by the China Shipping Group and third parties respectively. Due to the significant increase in shipping volume to the USA in 2006 which in turn resulted in a greater demand for chassis, the Group leased more chassis from the China Shipping Group. Presently, the number of chassis that has been leased by the Group from the China Shipping Group only represents 33% of the chassis needed by the Group.

The annual caps for the transaction amounts under this agreement for each of the three years ending 31 December 2007, 2008 and 2009 are each RMB40,000,000. In arriving at such annual caps, the Directors have considered the following factors:

(i) The historical figures (as set out in Part I, Table A of this announcement) for 2004 to 2006;

(ii) For 2007 to 2009, the China Shipping Group does not intend to purchase additional chassis and accordingly, the Group expects to resolve its expected demand for extra chassis resulting from the increase in shipping volume to the USA by leasing from independent third parties. Therefore, the Group does not expect to lease additional chassis from the China Shipping Group for 2007 to 2009; and

(iii) The premise that the quantity and rental price of chassis leased from the China Shipping Group will remain unchanged for 2007 to 2009, the aggregate annual amount to be paid by the Group for the transactions under this agreement for 2007 to 2009 is expected to remain at the 2006 transaction amount level.

2. ***CSDC Bareboat Charters and Master Bareboat Charter Agreement***

(a) *CSDC Bareboat Charters*

The Group had entered into the CSDC Bareboat Charters prior to the Listing. As mentioned in the Prospectus, three of the CSDC Bareboat Charters were entered into with terms exceeding three years in order to better utilize each vessel, minimise associated administrative costs, reduce operating costs and protect the Group from potential rental price increase. Of the CSDC Bareboat Charters, three are still in existence and will expire in 2010.

The aggregate annual amount paid (and to be paid) by the Group to CSDC and its subsidiaries under the CSDC Bareboat Charters has been (and will be) aggregated with the total annual amount paid (and to be paid) by the Group under the Master Bareboat Charter Agreement for the purpose of aggregation of transactions under the Listing Rules.

(b) *Master Bareboat Charter Agreement*

On 10 May 2004, the Company, China Shipping and Shanghai Puhai entered into the Master Bareboat Charter Agreement for the mutual provision of vessels on a bareboat charter basis and other related and ancillary services between: (i) the Group; and (ii) China Shipping, Shanghai Puhai and their respective subsidiaries and associates. As mentioned in the Prospectus, the implementation agreements under this agreement are expected to be for terms exceeding three years so as to reduce operating costs and protect the Group from potential rental price increase.

The annual caps for the transaction amounts for the vessels etc. to be provided to the Group under this agreement and the existing CSDC Bareboat Charters for each of the three years ending 31 December 2007, 2008 and 2009 are each RMB79,000,000. In arriving at such annual caps, the Directors have considered the following factors:

(i) The historical figures (as set out in Part I, Table A of this announcement) for 2004 to 2006; and

(ii) The Group has terminated some bareboat charters since November 2006 and currently continues to charter sixteen vessels, twelve are chartered from CSDC (of which three are chartered under the CSDC Bareboat Charters and nine are chartered under the Master Bareboat Charter Agreement) and four are chartered from Guangzhou Maritime. The said annual caps are calculated on the premise that the current rental price will remain unchanged for 2007 to 2009.

The maximum aggregate annual transaction amounts for the vessels etc. to be provided by the Group under this agreement for each of the three years ending 31 December 2007, 2008 and 2009 are expected to fall below the *de minimis* threshold as stipulated under Rule 14A.33(3) of the Listing Rules, and therefore such transactions will be exempt from the disclosure and Independent Shareholders' approval requirements for connected transactions under Chapter 14A of the Listing Rules.

3. *Master Ship Repair Services Agreement*

On 10 May 2004, the Company and China Shipping entered into the Master Ship Repair Services Agreement for the provision of vessel repairing services, vessel maintenance services, vessel modification services, vessel improvement services and other related and ancillary services by the China Shipping Group to the Group.

Due to the following reasons and based on an internal estimate of the transaction amount for 2006, the Directors believe that the initial 2006 annual cap will not be sufficient for the Group's current requirements and have revised the initial 2006 annual cap, i.e. RMB65,000,000 to RMB86,000,000:

(i) In 2006, with new vessels having been put into operation, the Group's fleet grew by approximately 15% as compared with that of the previous year, which in turn gave rise to an increased amount of associated wear and tear. As a result, the costs for regular inspections and maintenance of vessels for 2006 increased accordingly;

(ii) According to ship inspections standards, every vessel should go through an annual inspection every year, an ad-hoc inspection every three years and a special inspection every five years. Certain of the Group's vessels built around 2001 have approached their respective inspection cycles one after another during 2006; and

(iii) The continued aging of the Group's vessels has resulted in higher inspection and maintenance costs.

The annual caps for the transaction amounts under this agreement for each of the three years ending 31 December 2007, 2008 and 2009 are RMB109,000,000, RMB159,000,000 and RMB165,000,000 respectively. In arriving at such annual caps, the Directors have considered the following factors:

(i) The historical figures (as set out in Part I, Table A of this announcement) for 2004 to 2006, as well as the factors affecting the prices of ship repair equipment and materials (which increase at an approximate rate of 5% to 10% every year as indicated by the historical figures);

(ii) It is expected that the Group's shipping capacity will increase at approximately 12% annually for 2007 to 2009, thereby resulting in a corresponding increase in the costs incurred for regular inspections and maintenance of the Group's vessels; and

(iii) As more vessels built around 2001 will be approaching their inspection cycles and given the continued aging of the vessels, the associated costs for inspections and maintenance of the Group's vessels is expected to be higher for 2007 to 2009.

4. *Master Depot Services Agreement*

On 10 May 2004, the Company entered into the Master Depot Services Agreement with China Shipping, Shanghai Terminal and Zhanjiang Terminal for the provision of container services (including repairing and cleaning containers) at the Company's depots in the PRC and other related and ancillary services by: (i) China Shipping, Shanghai Terminal, Zhanjiang Terminal and their respective subsidiaries and associates; to (ii) the Group.

Due to the following reason and based on an internal estimate of the transaction amount for 2006, the Directors believe that the initial 2006 annual cap will not be sufficient for the Group's current requirements and have revised the initial 2006 annual cap, i.e. RMB29,000,000 to RMB33,000,000:

Depot charges mainly involve stack charges, loading and unloading charges, truck-towing charges and maintenance fees, which are incurred when containers are stacked at depot ports. Accordingly, depot charges normally increase in proportion to the number of stacked containers. It is estimated that the shipping capacity of the Group in 2006 increased by approximately 15% as compared with that of the previous year, resulting in a corresponding increase in cargo volume by approximately 19% in 2006 as compared with that of the previous year. As a result, the number of stacked containers along with depot charges increased in 2006.

The annual caps for the transaction amounts under this agreement for each of the three years ending 31 December 2007, 2008 and 2009 are RMB37,000,000, RMB43,000,000 and RMB49,000,000 respectively. In arriving at such annual caps, the Directors have considered the following factors:

(i) The historical figures (as set out in Part I, Table A of this announcement) for 2004 to 2006, as well as the relationship between the increase in depot charges and the increase in stacked containers; and

(ii) As the Group intends to continue to put large vessels into operation during the coming years, the shipping capacity of the Group is expected to grow by approximately 12% annually for 2007 to 2009, which is expected to result in an approximate 18% annual increase in cargo volume over the same period. Accordingly, the depot charges under this agreement are expected to increase correspondingly. On the premise that the current charges for depot services will remain unchanged and taking into account the above factors, the transaction value under this agreement is expected to grow by approximately 15% annually for 2007 to 2009.

5. *First Master IT Services Agreement and Second Master IT Services Agreement*

On 10 May 2004, the Company entered into the First Master IT Services Agreement with China Shipping for the mutual provision of IT services, tradeship system related design, development, installation and implementation services, container management systems design, development, installation and implementation services, voice and data communication equipment and other related and ancillary services between the Group and the China Shipping Group.

On 10 May 2004, the Company also entered into the Second Master IT Services Agreement with the Regional Subsidiaries for the mutual provision of the same services between the Group (excluding the Regional Subsidiaries and their respective subsidiaries) and the Regional Subsidiaries and their respective subsidiaries and associates.

Due to the following reasons, the 2006 annual cap in respect of the provision of products and services by the Group has been exceeded and the Directors have revised the 2006 annual cap, i.e. RMB26,000,000, to RMB42,213,000:

(i) Since 2005, the Group has invested considerable amount of funds in upgrading the tradeship system and modifying the relevant ancillary equipment, and has also increased the technology services items and improved its service standards, so as to satisfy the increasing demands of certain members of the China Shipping Group. The service fees for the provision of such improved services were raised in 2006 within a range of 20% to 40% of the original service fees. In addition, as the volume of the Group's solicited cargo is directly related to the amount of services fees charged, the increase in such volume by approximately 26% in 2006 (as compared with that of 2005) resulted in an increase in the transaction amount under these agreements by approximately 63% in 2006 (as compared with that of 2005); and

(ii) The 2004 to 2006 annual caps for the transactions under this agreement were determined at Listing in 2004, when the Company did not anticipate such a rapid development in the application of computer-based information systems. Thus, the said annual caps were set at too low a level.

The annual caps for the transactions amounts for the products and services to be provided by the Group under these agreements for each of the three years ending 31 December 2007, 2008 and 2009 are RMB68,000,000, RMB72,000,000 and RMB76,000,000 respectively. In arriving at such annual caps, the Directors have considered the following factors:

(i) The historical figures (as set out in Part I, Table A of this announcement) for 2004 to 2006;

(ii) As the Group continued its investment in the tradeship system in 2006 so as to complete the further upgrading of the tradeship system and the modification of the ancillary equipment, the service fees were subject to further adjustment. The Group in late December 2006 determined that the existing service fees were subject to further increase of 20% to 40% (with reference to the corresponding expenses incurred due to such upgrading and modification). Based on this adjustment, and on the estimate that the Group's volume of solicited cargo for 2007 will increase by approximately 19% as compared with that of 2006, the total amount of service fees for 2007 is expected to be RMB68,000,000; and

(iii) The premise that the said new service fees for 2008 and 2009 will remain unchanged, and the cargo volume to be solicited will grow by approximately 6% annually, the respective transaction amounts for 2008 and 2009 are expected to be RMB72,000,000 and RMB76,000,000.

The annual caps for the transaction amounts for the products and services to be provided to the Group under these agreements for each of the three years ending 31 December 2007, 2008 and 2009 are RMB27,000,000, RMB29,000,000 and RMB32,000,000 respectively. In arriving at such annual caps, the Directors have considered the historical figures (as set out in Part I, Table A of this announcement) for 2004 to 2006.

6. ***First Master Container Management Agreement and Second Master Container Management Agreement (in respect of services etc. to be provided by the Group)***

On 10 May 2004, the Company entered into the First Master Container Management Agreement with China Shipping, CS (Yangpu) Refrigeration and Shanghai Puhai for the mutual provision of container management services, container maintenance services (including repairing and cleaning of containers), work area for conducting container maintenance work and other related and ancillary services between: (i) the Group; and (ii) China Shipping, CS (Yangpu) Refrigeration, Shanghai Puhai and their respective subsidiaries and associates.

On 10 May 2004, the Company also entered into the Second Master Container Management Agreement with the Regional Subsidiaries for the mutual provision of the same services above between: (i) the Group (excluding the Regional Subsidiaries and their respective subsidiaries); and (ii) the Regional Subsidiaries and their respective subsidiaries and associates.

The annual caps for the transaction amounts for the products and services to be provided by the Group under these agreements for each of the three years ending 31 December 2007, 2008 and 2009 are RMB21,000,000, RMB23,000,000 and RMB25,000,000 respectively. In arriving at such annual caps, the Directors have considered the following factors:

(i) The historical figures (as set out in Part I, Table A of this announcement) for 2004 to 2006; and

(ii) The premise that the container management agency service rate will remain unchanged, and that the transaction value under this agreement is expected to grow by approximately 9% annually for 2007 to 2009.

7. ***Master Provision of Crew Members Agreement***

On 10 May 2004, the Company entered into the Master Provision of Crew Members Agreement with China Shipping for the provision of crew members and other related and ancillary services by the China Shipping Group to the Group.

The annual caps for the transaction amounts under this agreement for each of the three years ending 31 December 2007, 2008 and 2009 are RMB33,000,000, RMB35,000,000 and RMB39,000,000 respectively. In arriving at such annual caps, the Directors have considered the following factors:

(i) The historical figures (as set out in Part I, Table A of this announcement) for 2004 to 2006;

(ii) From 1 January 2007 onwards, the Group will implement the Scheme. Accordingly, the crew members supplied by the China Shipping Group will be allocated to the Group and regarded as the Group's own personnel. Therefore, the relevant expenses in respect of such crew members incurred whilst on board vessels (including basic salaries, performance bonuses, and other allowances and welfare benefits) will be handled by the Group itself and will not be accounted for in the Group's connected transactions account any longer. However, the China Shipping Group will continue to handle the relevant expenses related to such crew members incurred when they are not on board vessels as well as certain miscellaneous matters, and will charge a management fee to the Group in this respect. According to the formulation provided by the Scheme, the said management fee for 2007 is expected to be RMB33,000,000; and

(iii) The premise that the Group's shipping capacity will increase by approximately 12% annually for 2007 to 2009, the number of additional crew members needed is expected to increase around the same rate.

8. *Master Time Charter Agreement (in respect of vessels etc. to be provided by the Group)*

On 10 May 2004, the Company entered into the Master Time Charter Agreement with China Shipping and Shanghai Puhai for the mutual provision of vessels on a time charter basis and other related and ancillary services between: (i) the Group; and (ii) China Shipping, Shanghai Puhai and their respective subsidiaries and associates. As mentioned in the Prospectus, the implementation agreements under this agreement were expected to be for terms exceeding three years so as to reduce operating costs and protect the Group from potential rental price increase.

The Group did not enter into transactions under this agreement from 2004 until 19 July 2006. Due to changes in the shipping market in recent years and in light of the poor operating revenues of small container vessels, the Company had started to reduce the proportion of such vessels in its fleet. In this respect, the Company chartered one such vessel on 19 July 2006, with another such vessel expected to be chartered in 2007, under this agreement to Inchon Ferry which is in need of the said vessels according to its current operation requirements. Both of the said vessels are subject to annual renewal.

The annual caps for the transaction amounts for the vessels etc. to be provided by the Group under this agreement for each of the three years ending 31 December 2007, 2008 and 2009 are each RMB35,040,000. In arriving at such annual caps, the Directors have considered the following factors:

(i) The historical figure (as set out in Part I, Table A of this announcement) for the second half of 2006 and other comparable market prices for time chartered vessels; and

(ii) The premise that the time charter hire for the said second vessel to be chartered to Inchon Ferry in 2007 is expected to be charged for a similar amount as that of the first said vessel chartered to Inchon Ferry, and that both time charter hires will remain unchanged for 2007 to 2009.

9. *Master Ground Container Transport Agreement*

On 10 May 2004, the Company entered into the Master Ground Container Transport Agreement with China Shipping for the provision of ground transportation services and other related and ancillary services by the China Shipping Group to the Group.

Due to the following reasons, the 2006 annual cap in respect of the provision of services to the Group has been exceeded and the Directors therefore propose that the existing 2006 annual cap, i.e. RMB54,000,000, be revised to RMB160,000,000:

(i) Since the second half of 2006, in addition to CS (Shanghai), the other seven Regional Subsidiaries have each entered into implementation agreements under this agreement with CS Logistics in accordance with their business development requirements. This resulted in an increase in the transaction value under this agreement to RMB146,882,000 in the second half of 2006 from RMB20,728,000 in the second half of 2005; and

(ii) The said other seven Regional Subsidiaries entered into transactions with CS Logistics during the second half of 2006 due to an adjustment of the Group's operating strategies. With the increasingly intense competition faced by the Group in its trade lane operations in 2006, the Group needs to take further advantage of the brand recognition and reputation of the China Shipping Group in each port to provide its customers with better services, so as to increase the Group's volume of cargo to be solicited, expand its market share and secure a competitive advantage. The Group entered into transactions with CS Logistics taking into account the following factors: (a) due to the chain expansion and service improvement measures adopted and completed by CS Logistics in the first half of 2006, CS Logistics is currently able to provide comprehensive ground transportation services nationwide; (b) as there are presently a very limited number of logistic companies which can provide ground transportation services, companies with similar capabilities would generally be our competitors (except for CS Logistics); and (c) the quality, timely and convenient services provided by CS Logistics, which in turn will help the Group to improve its own services.

Please refer to Part II, Section D, paragraph 4 of this announcement for the basis for the proposed annual caps for the transaction amounts under this agreement for each of the three years ending 31 December 2007, 2008 and 2009.

D. Non-exempt Continuing Connected Transactions

Set out below is a summary in respect of each of the Non-exempt Continuing Connected Transactions. Please refer to Part I, Table B of this announcement for the respective historical annual caps, historical figures and future annual caps of such continuing connected transactions.

1. Master Supply Agreement

On 10 May 2004, the Company entered into the Master Supply Agreement with China Shipping and CSS for the provision of fresh water, vessel fuel, lubricants, spare parts and other materials, generators for the containers and other related and ancillary services by: (i) China Shipping, CSS and their respective subsidiaries and associates; to (ii) the Group.

Due to the following reasons and based on an internal estimate of the transaction amount for 2006, the Directors believe that the existing 2006 annual cap will not be sufficient for the Group's current requirements and therefore propose that the existing 2006 annual cap, i.e. RMB350,000,000, be revised to RMB484,000,000:

(i) The trading value of fuel constitutes a major factor affecting the transaction value under this agreement. In 2006, the following factors contributed to an increase in the price and amount of fuel purchased:

    (a) Firstly, due to an increase in international oil prices, the average fuel purchase price of the Group for 2006 was approximately RMB3,680/T, representing an increase of RMB576/T or approximately 18.6% as compared with the average fuel purchase price of RMB3,104/T in the corresponding period of 2005. As such and excluding other factors affecting the transaction value under this agreement, the total amount of fuel purchased under this agreement is expected to increase by approximately RMB58,000,000, as compared with that of 2005;

(b) Secondly, in order to expand domestic market share, the Group increased its shipping capacity, opened premium trade lanes and further engaged large vessels (each with a volume of more than 4,000TEU) in domestic trade lanes since August 2006. An additional large vessel will lead to an increase of approximately 2,000 to 2,500 tonnes in total fuel purchase each month. As such, the aggregate amount of fuel purchased under this agreement is expected to increase by approximately 36%, or RMB12,000,000 from August 2006 to December 2006, as compared with that of the corresponding period of 2005; and

(ii) The increase in the total amount of fuel purchased mentioned above is expected to account for approximately 50% of the increased total transaction amount under this agreement as of 31 December 2006. The other 50% increase in the total transaction amount under this agreement is expected to come from spare parts and other materials purchased. As more of the Group's vessels have approached their respective inspection and maintenance cycles, the demand by the Group for spare parts and other materials have increased. In addition, following the increase in international metal prices, the prices of the said spare parts and certain other materials have increased accordingly. Furthermore, approximately 32% of the Group's vessels are over ten years of age and are in need of regular maintenance. As a result, the costs in relation to the said spare parts and other materials increased significantly during 2005 and 2006.

The proposed annual caps for the transaction amounts under this agreement for each of the three years ending 31 December 2007, 2008 and 2009 are RMB800,000,000, RMB840,000,000 and RMB850,000,000 respectively. In arriving at such annual caps, the Directors have considered the following factors:

(i) The historical figures (as set out in Part I, Table B of this announcement) for 2004 to 2006;

(ii) Based on the varying market conditions of international oil prices in 2006, in view of the expected general increase in the prices of international crude oil and oil for domestic trade for 2007 to 2009, and in light of the expected higher price of oil for domestic trade as compared with the price of international crude oil, the transaction value under this agreement is expected to increase accordingly;

(iii) With the development of the domestic container shipment market and the opening up of premium trade lanes for domestic trade by the Group, the Group intends to further strengthen its investment in shipping capacity for domestic trade lanes, continue to engage more large vessels (each with a volume of over 4,000TEU) for domestic trade lanes for 2007 to 2009, which is expected to result in an increase of 5% to 10% in the total amount of fuel purchased annually; and

(iv) With more new vessels put into operation and more existing vessels approaching their respective inspection and maintenance cycles, the demand by the Group in spare parts and other materials is expected to continue to increase.

2. ***First Master Liner and Cargo Agency Agreement and Second Master Liner and Cargo Agency Agreement***

On 10 May 2004, the Company entered into the First Master Liner and Cargo Agency Agreement with China Shipping, CS Agency (Indonesia), CS Agency (Bangkok) and Shanghai Puhai for the provision of sales and marketing services, port agency services (arrange for berthing of vessels, customs, towage, pilotage, loading and discharging of the cargo and/or containers), container services (stuffing and unstuffing of cargo, prepare documents for custom clearance, undertake leasing of containers, arrange for container repairs and maintenance), accounting and financial services and other related and ancillary services by: (i) China Shipping, CS Agency (Indonesia), CS Agency (Bangkok) and Shanghai Puhai and their respective subsidiaries and associates; to (ii) the Group.

On 10 May 2004, the Company also entered into the Second Master Liner and Cargo Agency Agreement with the Regional Subsidiaries for the provision of the same services above by: (i) the Regional Subsidiaries and their respective subsidiaries and associates; to (ii) the Group (excluding the Regional Subsidiaries and their respective subsidiaries).

Due to the following reasons and based on an internal estimate of the transaction amount for 2006, the Directors believe that the existing 2006 annual cap will not be sufficient for the Group's current requirements and therefore propose that the existing 2006 annual cap, i.e. RMB455,000,000, be revised to RMB494,000,000:

(i) The Group's shipping capacity for 2006 increased by approximately 15% as compared with that of 2005, resulting in an increase of cargo volume by approximately 19% for 2006 as compared with that of 2005. Accordingly, the liner and cargo agency business volume of the Group also increased; and

(ii) During 2006, the Group opened a number of new trade lanes, including West Africa – Europe, Atlantic II, Atlantic III, Europe VII and America Eastern IV. In order to meet the liner and cargo agency requirements of the Group for the above new trade lanes, China Shipping established 5 joint-venture agencies and holding companies in the above-mentioned regions in 2006, resulting in additional liner and cargo agency service fees of RMB156,000,000 for these new trade lanes.

The proposed annual caps for the transaction amounts under these agreements for each of the three years ending 31 December 2007, 2008 and 2009 are RMB584,000,000, RMB691,000,000 and RMB819,000,000 respectively. In arriving at such annual caps, the Directors have considered the following factors:

(i) The historical figures (as set out in Part I, Table B of this announcement) for 2004 to 2006, as well as the relationship between the increase in shipping capacity and the increase in forwarding agency service fees; and

(ii) As the Group is expected to continue to put large vessels into operation in the coming years, the shipping capacity of the Group is expected to grow by approximately 12% annually for 2007 to 2009, which is expected to result in an approximate 18% annual increase in cargo volume over the same period. On the premise that the current service rate will remain unchanged and taking into account the above factors, the transaction value under this agreement is expected to grow by approximately 18% annually for 2007 to 2009.

3. *Master Liner Services Agreement*

On 10 May 2004, the Company entered into the Master Liner Services Agreement with China Shipping for the provision of liner services, container space and other related and ancillary services by the Group to the China Shipping Group.

Due to the following reasons, the 2006 annual cap in respect of the provision of services by the Group has been exceeded and the Directors therefore propose that the existing 2006 annual cap, i.e. RMB1,281,000,000, be revised to RMB1,882,000,000:

(i) The transactions under this agreement mainly originate from the American trade lanes. Based on historical figures, the transaction value for 2004, 2005 and the first half of 2006 each accounted for approximately 13%, 8% and 15% respectively of the total transaction volume of the American trade lanes (which were RMB8,687,942,000, RMB11,341,455,000 and RMB6,395,445,000 for 2004, 2005 and the first half of 2006 respectively). Therefore, the increase in the business volume of the American trade lanes directly influenced the volume of transactions under this agreement; and

(ii) Due to seasonal impact on shipping operations, the increase in demand in the shipping market fell behind the increase in shipping capacity by approximately 4.4%, which further intensified market competition. The Group has been striving to strengthen cargo solicitation efforts to increase operating revenue, and the China Shipping Group has been proactively cooperating with the Group to meet operation demands by increasing the number of outlets and staff for cargo solicitation and strengthening business development in markets such as the USA. As a result, the 2006 transaction amount amounted to RMB1,882,000,000, representing an increase of approximately 99% as compared with that of the previous year. In return, the Group's estimated operating revenue from its American trade lanes increased by more than 30% as compared with that of the previous year.

The proposed annual caps for the transaction amounts under this agreement for each of the three years ending 31 December 2007, 2008 and 2009 are RMB2,259,000,000, RMB2,710,000,000 and RMB3,252,000,000 respectively. In arriving at such annual caps, the Directors have considered the following factors:

(i) The historical figures (as set out in Part I, Table B of this announcement) for 2004 to 2006, as well as the relationship between the growth in shipping capacity and the increase in the transaction value under this agreement; and

(ii) The Group is expected to continue to put large vessels into operation in the coming years. The shipping capacity of the American trade lanes is also expected to increase by approximately 12% to 14% annually for 2007 to 2009, leading to a corresponding growth in shipping volume. As the Group's cargo solicitation ability is improving, the increase in its shipping capacity is expected to bring a steady increase of shipping volume. Historical figures for 2003 to 2005 show that when the shipping capacity of the Company increases by approximately 10%, the shipping volume would increase by approximately 20% accordingly. On the premise that the current service rate will remain unchanged and taking into account the above factors, the transaction value under this agreement is expected to grow by approximately 20% annually for 2007 to 2009.

4. *Master Ground Container Transport Agreement*

Please refer to Part II, Section C, paragraph 9 of this announcement for background information in relation to the continuing connected transactions entered into between the Group and the relevant Connected Persons under this agreement and the basis for the revised 2006 annual cap for the said transactions.

The proposed annual caps for the transaction amounts under this agreement for each of the three years ending 31 December 2007, 2008 and 2009 are RMB330,000,000, RMB365,000,000 and RMB398,000,000 respectively. In arriving at such annual caps, the Directors have considered the following factors:

(i) The historical figures (as set out in Part I, Table B of this announcement) and service rates for 2004 to 2006;

(ii) As mentioned above, the Regional Subsidiaries will continue to cooperate with CS Logistics for the provision of ground container transport services from 2007 to 2009 due to an adjustment of the Group's operating strategies. From 2007, the Regional Subsidiaries will designate CS Logistics as the provider of all their ground container transport services. However, the transaction figures for 2006 do not accurately reflect the total transaction value of the Regional Subsidiaries for all their ground container transport services. This is because only connected transactions with CS (Shanghai) were recorded during the first half of 2006, whilst the said other seven Regional Subsidiaries consecutively designated CS Logistics as the provider of their ground container transport services in the second half of 2006 (which services were used to be provided by third parties). Also, the shipping capacity of the Group is expected to grow by approximately 12% annually from 2007 to 2009, with the ground container transport business volume of each of the Regional Subsidiaries growing at a corresponding rate; and

(iii) Based on the above reasons, the Company collated the transaction value of the ground container transport services of each of the Regional Subsidiaries during 2006 as the basis to estimate the total transaction value of the Group for 2007 to 2009 and has, together with the expected rate of increase in such transaction value over the same period, calculated the said proposed annual caps for the transaction amounts under this agreement.

5. ***First Master Container Management Agreement and Second Master Container Management Agreement (in respect of services etc. to be provided to the Group)***

Please refer to Part II, Section C, paragraph 6 of this announcement for background information in relation to the continuing connected transactions entered into between the Group and the relevant Connected Persons under these agreements.

The proposed annual caps for the transaction amounts for the products and services to be provided to the Group under these agreements for each of the three years ending 31 December 2007, 2008 and 2009 are RMB903,000,000, RMB993,000,000 and RMB1,092,000,000 respectively. In arriving at such annual caps, the Directors have considered the following factors:

(i) The historical figures (as set out in Part I, Table B of this announcement) for 2004 to 2006, as well as the relationship between the growth in shipping capacity and the increase in transaction volume under this agreement; and

(ii) The Group is expected to continue to put large vessels into operation in the coming years, thereby resulting in an expected increase in the shipping capacity of the Group by approximately 12% annually for 2007 to 2009. On the premise that the current container management agency fee will remain unchanged and taking into account the above factors, the transaction value under this agreement is expected to grow by approximately 10% annually for 2007 to 2009.

6. *Master Time Charter Agreement (in respect of vessels etc. to be provided to the Group)*

Please refer to Part II, Section C, paragraph 8 of this announcement for background information in relation to the continuing connected transactions entered into between the Group and the relevant Connected Persons under this agreement.

The proposed annual caps for the transaction amounts for the vessels etc. to be provided to the Group under this agreement for each of the three years ending 31 December 2007, 2008 and 2009 are RMB410,000,000, RMB411,000,000 and RMB410,000,000 respectively. In arriving at such annual caps, the Directors have considered the following factors:

(i) The historical figures (as set out in Part I, Table B of this announcement) for 2004 to 2006;

(ii) During 2004 to 2006, the sub-time charter relationship with China Shipping, in respect of 12 out of the 18 vessels which had been originally chartered to China Shipping by independent third party vessel owners, were terminated after construction of the vessels were completed and put into operation. Instead, time charters were directly entered into between the Group and such vessel owners. The Group is still in the process of negotiating with such vessel owners in respect of the time charters for the remaining 6 vessels, of which 2 vessels are expected to be delivered in 2007. The said vessel owners have undertaken that their time charter agreements with the China Shipping would be terminated and replaced with time charter agreements directly entered into with the Group upon the delivery of the said remaining vessels; and

(iii) Compared with time charters which have been terminated previously, those time charters which need to be renewed for 2007 to 2009 are expected to have a larger capacity. For example, the two vessels delivered in the second half of 2006 have a capacity of 9600TEU, and their time charter prices are far much higher than those of smaller vessels.

7. *First Master Loading and Unloading Agreement and Second Master Loading and Unloading Agreement*

On 10 May 2004, the Company entered into the First Master Loading and Unloading Agreement with China Shipping, Shanghai Terminal, Zhanjiang Terminal and Dalian Terminal for the provision of container loading and unloading services and other related and ancillary services by: (i) China Shipping, Shanghai Terminal, Zhanjiang Terminal and Dalian Terminal and their respective subsidiaries and associates; to (ii) the Group.

On 10 May 2004, the Company also entered into the Second Master Loading and Unloading Agreement with West Basin for the provision of the same services above by: (i) West Basin and its subsidiaries and associates; to (ii) the Group.

The proposed annual caps for the transaction amounts under these agreements for each of the three years ending 31 December 2007, 2008 and 2009 are RMB1,255,000,000, RMB1,505,000,000 and RMB1,806,000,000 respectively. In arriving at such annual caps, the Directors have considered the following factors:

(i) The historical figures (as set out in Part I, Table B of this announcement) for 2004 to 2006, as well as the relationship between the growth in shipping capacity and the increase in transaction volume under this agreement; and

(ii) In order to further assist in the expansion of the Group's business, the China Shipping Group plans to continue investing in the construction of new piers (which are intended to be injected into the Group at the appropriate time) and further provide the Group with loading and unloading services. Based on the above analysis and on factors such as the expected increase in shipping capacity and the possible investment in piers for loading and unloading services for 2007 to 2009, the transaction value under this agreement is expected to grow by approximately 20% annually for 2007 to 2009.

E. Reasons for and Benefits of Transactions

The Company was established in 1997 as the container shipping arm of China Shipping. Due to the long established and close business relationship between the members of the Group and the China Shipping Group, a number of transactions have been entered into and are to be entered into between the Group and the relevant Connected Persons and their respective subsidiaries and associates, which are individually, significant and collectively essential to the core business and operation of container marine transportation of the Group.

In addition, as China Shipping is one of the key state-owned enterprises and is a large shipping conglomerate that operates across different regions, sectors and countries, and the relevant Connected Persons, most of which are associates of China Shipping, are well-known marine transportation corporations with outstanding competency in shipping industry and have developed good experience and service systems in respect of the products and services under the continuing connected transactions set out above. The cooperation with China Shipping and other Connected Persons enables the Group to fully leverage on their advantages to achieve better operating performance. The Regional Subsidiaries were established by the Group for the purpose of acting as its local agents in major port cities in the PRC and soliciting international and domestic container shipping business from a wide range of customers on behalf of the Group.

Finally, the terms and conditions provided by the Connected Persons in relation to the continuing connected transactions set out above are generally more favourable to the Group than those provided by independent third parties to the Group, or those provided by the Connected Persons to independent third parties.

In light of the above factors, the Directors (including the independent non-executive Directors) consider that the terms of the above continuing connected transactions are fair and reasonable on normal commercial terms, and that it is in the best interest of the Company and its shareholders as a whole to continue these continuing connected transactions with the relevant Connected Persons.

F. Implications under the Listing Rules

Pursuant to the terms of the waiver granted by the Stock Exchange, certain of the continuing connected transactions under the Master Agreements and the CSDC Bareboat Charters are subject to relevant annual caps disclosed in the Prospectus.

The respective initial 2006 annual caps for the transactions under the: (i) First Master IT Services Agreement and the Second Master IT Services Agreement in respect of the provision of products and services by the Group have been exceeded as of 30 June 2006; and (ii) Master Ground Container Transport Agreement has been exceeded as of 30 September 2006. Under Rule 14A.36(1) of the Listing Rules, if an annual cap is exceeded in respect of a given transaction, the Company shall re-comply with the requirements under Chapter 14A of the Listing Rules in relation to such transaction. In addition, the respective initial 2006 annual caps for the transactions under the: (i) Master Provision of Chassis Agreement; (ii) Master Ship Repair Services Agreement; and (iii) Master Depot Services Agreement will not be sufficient for the Group's current requirements. Since the applicable percentage ratios in respect of the revised 2006 annual caps for all such transactions under the said agreements are more than 0.1% but less than 2.5% on an annual basis, such transactions and their respective revised 2006 annual caps shall only be subject to the reporting and announcement requirements under Rules 14A.45 to 14A.47 of the Listing Rules. In this respect, on 15 December 2006 and on 24 January 2007, the Board ratified and approved such revised 2006 annual caps in accordance with the Listing Rules.

In respect of the annual caps for each of the three years ending 31 December 2007, 2008 and 2009 for the Continuing Connected Transactions Exempt from Independent Shareholders' Approval (excluding the Master Ground Container Transport Agreement), the applicable percentage ratios are expected to be more than 0.1% but less than 2.5% on an annual basis. Therefore, such transactions, together with their respective annual caps for each of the three years ending 31 December 2007, 2008 and 2009, are exempt from Independent Shareholders' approval and shall only be subject to the reporting and announcement requirements under Rules 14A.45 to 14A.47 of the Listing Rules. In this respect, on 15 December 2006 and on 24 January 2007, the Board approved such transactions and their respective annual caps for each of the three years ending 31 December 2007, 2008 and 2009 under the Listing Rules.

The 2006 annual cap for the transactions under the Master Liner Services Agreement has been exceeded as of 30 September 2006. It had also come to the Directors' attention that the respective 2006 annual caps for the following Non-exempt Continuing Connected Transactions will not be sufficient for the Group's current requirements and shall be revised accordingly: (i) the Master Supply Agreement; and (ii) the First Master Liner and Cargo Agency Agreement and the Second Master Liner and Cargo Agency Agreement. Since the applicable percentage ratios in respect of the proposed revised 2006 annual caps for the transactions under the said agreements will be more than 2.5% on an annual basis, such transactions, together with their respective proposed revised 2006 annual caps, are therefore subject to Independent Shareholders' ratification in accordance with the Listing Rules.

In respect of the proposed annual caps for each of the three years ending 31 December 2007, 2008 and 2009 for the Non-exempt Continuing Connected Transactions, the applicable percentage ratios are expected to be more than 2.5% on an annual basis. Therefore, such transactions, together with their respective proposed annual caps for each of the three years ending 31 December 2007, 2008 and 2009, are subject to Independent Shareholders' approval as required under Rule 14A.48 of the Listing Rules.

C. Reasons for Delay in Timely Compliance and Measures Implemented

The Company has been monitoring the continuing connected transactions under the Master Agreements and the CSDC Bareboat Charters. However, the Company was not able to predict with sufficient accuracy whether the 2006 annual caps for the above continuing connected transactions were going to be exceeded due to the following reasons: (i) the rapid growth of the Group's business in 2006; (ii) the large scale of the Group's business operations; (iii) the number of subsidiaries and branches of the Group involved in relation to such transactions; (iv) the size and complexity of such transactions; and (v) relevant adjustments made by the Group to its operation strategies within 2006 in response to fluctuating market conditions. Also, the Company needed time to collect, consolidate and confirm the transaction amounts internally, and seek relevant legal and/or accounting advice, before preparing and confirming the draft announcement and other documents in fulfilment of its relevant re-compliance obligations. This process was lengthened due to the reasons set out above. Accordingly, in spite of the Company's endeavours to expedite the completion of this process, some delay was inevitably experienced.

In light of the above reasons, the Company had not revised the 2006 annual caps for certain of the continuing connected transactions under the Master Agreements promptly prior to such caps being exceeded.

In order to prevent similar problems arising in the future, the Group: (i) has commenced the review and updating of its existing internal guidelines to improve the identification and monitoring of its connected transactions, details of which will be disseminated to relevant personnel of the Group upon the confirmation and adoption of the said guidelines; (ii) has set up certain trainings for such personnel in order to deepen their understanding of connected transactions under the Listing Rules; and (iii) in view of the burdensome data collection process with respect to its continuing connected transactions, has invested particularly in the research and development of its computer-based information management system so as to expedite the statistics reporting and updating process and better monitor the volume of its continuing connected transactions in a timely and efficient manner.

III REVISED MASTER PROVISION OF CONTAINERS AGREEMENT

A. Background

As disclosed in the Prospectus, prior to the Listing, the Company had entered into the Container Leases, all of which were for terms exceeding three years so as to bargain for a cheaper rental price, minimise associated administrative costs, reduce operating costs and protect the Company from potential rental price increase. The applicable terms of the Container Leases vary and range from five to eleven years and the majority of the Container Leases will terminate between 2009 and 2012. The Company was granted a waiver by the Stock Exchange from strict compliance with the relevant requirements under the Listing Rules with respect to the transactions under the Container Leases for a period of three years ended 31 December 2006. The annual cap under the Container Leases for each of the three years ended 31 December 2004, 2005 and 2006 is RMB680,000,000. After 31 December 2006 or when any of the Container Leases is renewed, the Company must re-comply with the requirements under Chapter 14A of the Listing Rules in order to continue the transactions under the Container Leases.

All of the Container Leases are still in existence. One Container Lease initially expired in 2005 and five Container Leases initially expired in 2006. As the Group expects a continuing expansion of its shipping capacities in the next few years, which will result in a significant increase in demand by the Group for containers, the Company entered into the Renewed Container Leases. Please refer to section 5 of this Part for more information regarding the entry of the Renewed Container Leases.

On 1 April 2006, the Company entered into the Original Master Provision of Containers Agreement with China Shipping whereby China Shipping agreed to supply and agreed to procure that its subsidiaries and associates manufacture and supply containers to the Group. Transactions under this agreement and the annual caps were approved by the Independent Shareholders on 31 March 2006. Since then, several implementation agreements have been entered into between members of the Group and the China Shipping Group in accordance with the Original Master Provision of Containers Agreement, all of which have since expired.

The Group expects a continuing expansion of its shipping capacities in the next few years, which will result in a significant increase in demand by the Group for containers. Under such circumstances, and in light of: (i) the fact that the purchase and lease of containers are related in that an increase in leased containers would lead to the decrease in purchased containers and vice versa; and (ii) the Company's desire to consolidate and streamline the administrative schedule of all the Company's continuing connected transactions, the Company intends to terminate the Original Master Provision of Containers Agreement and enter into the Revised Master Provision of Containers Agreement with China Shipping pursuant to which China Shipping shall supply (including sell and/or lease), and shall procure that its subsidiaries and associates manufacture and supply (including sell and/or lease), containers to the Group.

B. General

1. Connected Persons

China Shipping is the controlling shareholder of the Company. Therefore, China Shipping and its associate(s) are connected persons of the Company under the Listing Rules. DFI is a wholly-owned subsidiary of China Shipping and is therefore a connected person of the Company under the Listing Rules.

2. General Principles, Price and Terms, Price Determination and Implementation Agreements

The general principles, price and terms, price determination and implementation agreements set out in the Revised Master Provision of Containers Agreement are exactly the same as those contained in the Master Agreements. Please refer to Part II, Section B of this announcement for more details.

3. ***Term and Termination***

The Revised Master Provision of Containers Agreement will come into effect from the date of signature with an initial term of three years. Upon the expiry of such initial term, the Revised Master Provision of Containers Agreement shall automatically extend for further terms of three years, subject to the review of the annual caps by the shareholders of the Company if required under the Listing Rules and the fulfillment of the relevant requirements of the Listing Rules, unless at any time either party gives to the other party or parties at least 3 months' written notice of termination prior to such expiry date. The Company shall comply with the relevant disclosure and shareholders' approval requirements under the Listing Rules, if the Revised Master Provision of Containers Agreement is renewed.

During the term of the Revised Master Provision of Containers Agreement, termination of any implementation agreement under the Revised Master Provision of Containers Agreement may be effected from time to time by any one of the parties to the relevant implementation agreement providing at least 3 months' written notice of termination to the other party or parties.

4. Incorporation of Container Leases

Upon the Revised Master Provision of Containers Agreement becoming effective, the Original Master Provision of Containers Agreement shall cease to be in force and each of the existing Container Leases, including the Renewed Container Leases, will be incorporated into the Revised Master Provision of Containers Agreement. The provisions contained in the Container Leases, including the Renewed Container Leases, shall be in all material respects consistent with the binding principles, guidelines, terms and conditions in accordance with which such containers are required to be provided as contained in the Revised Master Provision of Containers Agreement.

As the Container Leases, including the Renewed Container Leases, are simply further elaborations on the provision of containers as contemplated by the Revised Master Provision of Containers Agreement, they do not constitute new categories of connected transactions.

5. Renewed Container Leases

The Company has entered into six Renewed Container Leases with DFI for containers of various types and sizes to be leased by DFI to the Company. The Renewed Container Leases individually may cover as few as 20 containers or as many as 20,417 containers. The respective daily rental rates payable for each type of containers were adjusted such that the maximum aggregate annual amount of the lease payments payable by the Company under the Renewed Container Leases is approximately US$10,496,045 (equivalent to approximately RMB83,968,000), all of which shall be paid monthly in arrears and in US$. Such lease payments will be aggregated on an annual basis with the total annual transaction amount to be paid by the Group under the Revised Master Provision of Containers Agreement for the purpose of aggregation of transactions under the Listing Rules.

The terms of each of the Renewed Container Leases are set out below:

Addendum Agreement	Date of Addendum Agreement	Commencement Date	Expiry Date	Lease Period
Container Lease DFL9701	1 July 2006 (as amended on 11 January 2007)	1 July 2006	30 June 2007	1 year
Container Lease DFL9702	1 July 2006	1 July 2006	30 June 2008	2 years
Container Lease DFL9801	1 March 2006 (as amended on 11 January 2007)	1 March 2006	28 February 2007	1 year
Container Lease DFL9802	1 March 2006	1 March 2006	28 February 2008	2 years
Container Lease DFL9803	1 March 2006 (as amended on 11 January 2007)	1 March 2006	28 February 2007	1 year
Container Lease DFL-TRTN-01	1 September 2005 (as amended on 11 January 2007)	1 September 2005	31 August 2007	1 year

The Group has continued, and intends to continue, leasing containers from DFI as the terms and conditions provided by DFI are generally more competitive, flexible and favourable to the Group as compared to those provided by third parties. Also, the rental prices under the Renewed Container Leases were significantly lower than those offered by third parties for containers of comparable type, age and quality.

C. Historical Figures, Annual Caps and Basis for Annual Caps

1. Historical Figures and Future Annual Caps

Please refer to Part I, Table C of this announcement for: (i) the respective historical figures for the Container Leases and the Original Master Provision of Containers Agreement; and (ii) the respective proposed annual caps for: (a) the containers to be leased; and (b) the containers to be purchased, under the Revised Master Provision of Containers Agreement for each of the three years ending 31 December 2007, 2008 and 2009.

2. Basis for Future Annual Caps

The proposed annual caps for the purchase of containers by the Group under this agreement for each of the three years ending 31 December 2007, 2008 and 2009 are RMB1,131,000,000, RMB285,000,000 and RMB182,000,000 respectively. In arriving at such annual caps, the Directors have considered the following factors:

(i) The historical figures (as set out in Part I, Table C of this announcement) for 2004 to 2006;

(ii) As the shipping capacity of the Group is expected to grow by approximately 12% annually for 2007 to 2009, additional container volume of approximately 135,148TEU, 130,892TEU and 84,360TEU are expected to be required for 2007, 2008 and 2009 respectively. Based on capital requirements and the approved container purchase plan for 2007, the ratio of the number of containers to be purchased in relation to the total number of containers to be acquired is expected to be approximately 65%, 20% and 20% for 2007, 2008 and 2009 respectively; and

(iii) The premise that the purchase price for containers will remain unchanged for 2007 to 2009.

The proposed annual caps for the lease of containers by the Group under this agreement for each of the three years ending 31 December 2007, 2008 and 2009 are RMB620,000,000, RMB784,000,000 and RMB894,000,000 respectively. In arriving at such annual caps, the Directors have considered the following factors:

(i) The historical figures (as set out in Part I, Table C of this announcement) for 2004 to 2006;

(ii) The purchase and lease of containers are related in that an increase in leased containers would lead to the decrease in purchased containers and vice versa. Accordingly, as the total number of containers required and to be purchased under this agreement for each of 2007, 2008 and 2009 have been determined, the total number of containers to be leased under this agreement for each of 2007, 2008 and 2009 have also been respectively set; and

(iii) The premise that the rental price for containers will remain unchanged for 2007 to 2009.

D. Reasons for and Benefits of Transactions

Please refer to: (i) Part II, Section E of this announcement for the reasons and benefits of transactions between the Group and the China Shipping Group; and (ii) Part III, Section A and Part III, Section B, paragraph 5 of this announcement for the background of the entry into the Revised Master Provision of Containers Agreement and the Renewed Container Leases respectively.

In light of the above factors, the Directors (including the independent non-executive Directors) consider that the terms of the above transactions are fair and reasonable, on normal commercial terms, and that it is in the best interest of the Company and its shareholders as a whole to enter into the Revised Master Provision of Containers Agreement with China Shipping.

E. Implications under the Listing Rules

In respect of the proposed annual caps for each of the three years ending 31 December 2007, 2008 and 2009 for the transactions under the Revised Master Provision of Containers Agreement (as set out in Part I, Table C of this announcement), the applicable percentage ratios are expected to be more than 5% but less than 25% on an annual basis. Therefore, such transactions will constitute continuing connected transactions of the Company under Chapter 14A (transactions under this agreement in respect of the purchase of containers further constitute discloseable transactions of the Company under Chapter 14 of the Listing Rules) and shall be, together with the proposed annual caps for each of the three years ending 31 December 2007, 2008 and 2009, subject to Independent Shareholders' approval as required under Rule 14A.48 of the Listing Rules.

F. Reasons for Delay in Timely Compliance and Measures Implemented

As the applicable percentage ratios for transactions under the Renewed Container Leases entered into on or prior to 1 March 2006 are more than 0.1% but less than 2.5% on an annual basis, the said transactions and their respective annual caps were therefore subject to the reporting and announcement requirements under the Listing Rules following 1 March 2006.

The Company had not made a timely announcement of the said transactions mainly because certain personnel of the Company had misunderstood that the Renewed Container Leases would continue to be covered under the waiver granted by the Stock Exchange from strict compliance with the relevant requirements under the Listing Rules in relation to the Container Leases. Based on such a misunderstanding and the confirmation that the transaction amounts under the Renewed Container Leases and the remaining Container Leases would not exceed the respective annual caps granted for the Container Leases, such personnel proceeded to enter into the Renewed Container Leases without promptly reporting to the Company. It was only until recently that the Company discovered such a misunderstanding and promptly proceeded to rectify the situation and make the necessary disclosures herein.

Please refer to Part II, Section G, paragraph 3 of this announcement for the measures implemented by the Company to prevent similar problems arising in the future.

IV GENERAL INFORMATION

The Group is principally engaged in the operation and management of international and domestic container marine transportation. China Shipping is a large shipping conglomerate that operates across different regions, sectors and countries. The China Shipping Group (including the Group) has five specialised shipping fleets (including oil tankers, tramps, passenger vessels, container vessels and special vessels). CS (Yangpu) Refrigeration is principally engaged in transportation, placement and storage of containers, refrigeration, warehousing and storage business, and mainly carries out container management and repair services for the Group. The Regional Subsidiaries acting as the Group's local agents in major port cities in the PRC and solicit international and domestic container shipping business from a wide range of customers on behalf of the Group.

The Board (including the independent non-executive Directors) considers that: (i) the Continuing Connected Transactions Exempt from Independent Shareholders' Approval; (ii) the Non-exempt Continuing Connected Transactions; and (iii) the transactions under the Revised Master Provision of Containers Agreement shall be conducted on normal commercial terms or on terms no less favourable than those available to or from independent third parties, and shall be entered into on a continuing and regular basis in the ordinary and usual course of business of the Company, and are fair and reasonable and in the interests of the Company and the shareholders of the Company as a whole. The Board (including the independent non-executive Directors) further considers that: (i) the revised 2006 annual caps for the relevant Continuing Connected Transactions Exempt from Independent Shareholders' Approval and the annual caps for each of the three years ending 31 December 2007, 2008 and 2009 for the Continuing Connected Transactions Exempt from Independent Shareholders' Approval are fair and reasonable; (ii) the proposed revised 2006 annual caps for the relevant Non-exempt Continuing Connected Transactions and the proposed annual caps for each of the three years ending 31 December 2007, 2008 and 2009 for the Non-exempt Continuing Connected Transactions are fair and reasonable; and (iii) the proposed annual caps for each of the three years ending 31 December 2007, 2008 and 2009 for the Revised Master Provision of Containers Agreement are fair and reasonable.

The Independent Board Committee has been established to advise the Independent Shareholders, and the Independent Financial Advisor has been appointed to advise the Independent Board Committee and the Independent Shareholders, in respect of: (i) the proposed revised 2006 annual caps for the relevant Non-exempt Continuing Connected Transactions; (ii) the Non-exempt Continuing Connected Transactions and their respective proposed annual caps for each of the three years ending 31 December 2007, 2008 and 2009; and (iii) the Revised Master Provision of Containers Agreement and its proposed annual caps for each of the three years ending 31 December 2007, 2008 and 2009.

A circular containing, among other things:

(a) details of the Non-exempt Continuing Connected Transactions;

(b) details of transactions under the Revised Master Provision of Containers Agreement;

(c) a letter from the Independent Financial Advisor to the Independent Board Committee and the Independent Shareholders containing its advice on: (i) the proposed revised 2006 annual caps for the relevant Non-exempt Continuing Connected Transactions; (ii) the Non-exempt Continuing Connected Transactions and their respective proposed annual caps for each of the three years ending 31 December 2007, 2008 and 2009; and (iii) the Revised Master Provision of Containers Agreement and its proposed annual caps for each of the three years ending 31 December 2007, 2008 and 2009; and

(d) the recommendation of the Independent Board Committee in respect of the matters set out in (c) above,

will be dispatched to the shareholders of the Company in accordance with the Listing Rules as soon as practicable.

V DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

"associate"	has the meaning ascribed thereto under the Listing Rules.
"Board"	the board of directors of the Company.
"China Shipping"	China Shipping (Group) Company (中國海運（集團）總公司), a wholly PRC state-owned enterprise and the controlling shareholder of the Company.
"China Shipping Group"	China Shipping and its subsidiaries and associates (excluding the Group).
"Company"	China Shipping Container Lines Company Limited (中海集裝箱運輸股份有限公司), a joint stock limited company incorporated in the PRC, of which 2,420,000,000 H shares are listed on the Stock Exchange.
"Connected Persons"	China Shipping, DFI, CSDC and its subsidiaries, CS Agency (Bangkok), CS Agency (Indonesia), CSS, Dalian Terminal, Shanghai Terminal, West Basin, Zhanjiang Terminal, CS (Yangpu) Refrigeration and the Regional Subsidiaries.

"Container Leases"	thirty-four container rental agreements entered into prior to the Listing between the Company and DFI and one container rental agreement entered into between the Company and China Shipping, for the lease of containers of various types and sizes to the Company.
"Continuing Connected Transactions Exempt from Independent Shareholders' Approval"	the transactions: (1) in respect of products, services etc. to be provided to the Group under the Master Provision of Chassis Agreement, the Master Bareboat Charter Agreement, the CSDC Bareboat Charters, the Master Ship Repair Services Agreement, the Master Depot Services Agreement, the First Master IT Services Agreement and the Second Master IT Services Agreement, the Master Ground Container Transport Agreement (in respect of its revised 2006 annual cap) and the Master Provision of Crew Members Agreement; and (2) in respect of products, services etc. to be provided by the Group under the First Master IT Services Agreement, the Second Master IT Services Agreement, the Master Time Charter Agreement, the First Master Container Management Agreement and the Second Master Container Management Agreement.
"CS (Dalian)"	China Shipping Container Lines Dalian Company Limited (中海集裝箱運輸大連有限公司), a limited liability company incorporated in the PRC and owned as to 90% by the Company with the remaining 10% ultimately controlled by China Shipping.
"CS (Guangzhou)"	China Shipping Container Lines (Guangzhou) Co., Ltd. (中海集裝箱運輸廣州有限公司), a limited liability company incorporated in the PRC and owned as to 90% by the Company with the remaining 10% ultimately controlled by China Shipping.
"CS (Hainan)"	China Shipping Container Lines Hainan Company Limited (中海集裝箱運輸海南有限公司), a limited liability company incorporated in the PRC owned as to 40% by the Company with the remaining 60% ultimately controlled by China Shipping.
"CS (Qingdao)"	China Shipping Container Lines Qingdao Company Limited (中海集裝箱運輸青島有限公司), a limited liability company incorporated in the PRC and owned as to 90% by the Company with the remaining 10% ultimately controlled by China Shipping.
"CS (Shanghai)"	China Shipping Container Lines Shanghai Co., Ltd. (中海集裝箱運輸上海有限公司), a limited liability company incorporated in the PRC and owned as to 90% by the Company with the remaining 10% ultimately controlled by China Shipping.

"CS (Shenzhen)"	China Shipping Container Lines (Shenzhen) Co., Ltd. (中海集裝箱運輸青島有限公司), a limited liability company incorporated in the PRC and owned as to 90% by the Company with the remaining 10% ultimately controlled by China Shipping.
"CS (Tianjin)"	China Shipping Container Lines Tianjin Company Limited (中海集裝箱運輸天津有限公司), a limited liability company incorporated in the PRC and owned as to 90% by the Company with the remaining 10% ultimately controlled by China Shipping.
"CS (Xiamen)"	China Shipping Container Lines Xiamen Co., Ltd. (中海集裝箱運輸廈門有限公司), a limited liability company incorporated in the PRC and owned as to 90% by the Company with the remaining 10% ultimately controlled by China Shipping.
"CS (Yangpu) Refrigeration"	China Shipping (Yangpu) Refrigeration Storage & Transportation Co., Ltd. (中海（洋浦）冷藏儲運有限公司), a limited liability company incorporated in the PRC with its 40% interest held by the Company, 30% by CS Logistics and 30% by Suzhou China Shipping Containers Lines Storage and Transportation Co., Ltd. (蘇州中海集裝箱儲運有限公司) (a limited liability company incorporated in the PRC with its 90% interest ultimately controlled by China Shipping), and is deemed to be a subsidiary of the Company since, pursuant to its articles of association and notwithstanding the above ownership structure, the Company has the power to appoint more than half of the total number of its directors, thus having control of its board of directors.
"CS Agency (Bangkok)"	China Shipping (Bangkok) Co., Ltd. (中國海運船務（曼谷）有限公司), which is owned as to 50% by China Shipping.
"CS Agency (Indonesia)"	PT Zhonghai Indo Shipping (中國海運（印尼）船務有限公司), which is owned as to 49% by China Shipping.
"CS Logistics"	China Shipping Logistics Co., Ltd. (中海集團物流有限公司), a limited liability company incorporated in the PRC and a wholly owned subsidiary of China Shipping.
"CSDC"	China Shipping Development Company Limited (中海發展股份有限公司), a limited liability company incorporated in the PRC whose H shares and A shares are listed on the Stock Exchange and Shanghai Stock Exchange respectively, and is owned as to about 50.5% by China Shipping.

"CSDC Bareboat Charters"	thirteen bareboat charters entered into between the Group and CSDC and its subsidiaries prior to the Listing for thirteen vessels chartered from CSDC and its subsidiaries on a bareboat basis.
"CSS"	China Shipping & Sinopec Suppliers Co., Ltd. (中石化中海船舶燃料供應有限公司), a limited liability company incorporated in the PRC jointly controlled by China Shipping and Sinopec Sales Company Limited (中國石化銷售有限公司) (i.e. owned as to 50% by each of them).
"Dalian Terminal"	Dalian Dagang China Shipping Container Terminal Co., Ltd. (大連大港中海集裝箱碼頭有限公司), which is owned as to 35% by China Shipping.
"DFI"	Dong Fang International Investment Limited (東方國際投資有限公司), a limited liability company incorporated in the British Virgin Islands and a wholly-owned subsidiary of China Shipping.
"Directors"	the directors of the Company.
"First Master Container Management Agreement"	the master container management agreement dated 10 May 2004 entered into between the Company, China Shipping, CS (Yangpu) Refrigeration and Shanghai Puhai.
"First Master IT Services Agreement"	the master IT services agreement dated 10 May 2004 entered into between the Company and China Shipping.
"First Master Liner and Cargo Agency Agreement"	the master liner and cargo agency agreement dated 10 May 2004 entered into between the Company, China Shipping, CS Agency (Indonesia), CS Agency (Bangkok) and Shanghai Puhai.
"First Master Loading and Unloading Agreement"	the master loading and unloading agreement dated 10 May 2004 entered into between the Company, China Shipping, Shanghai Terminal, Zhanjiang Terminal and Dalian Terminal.
"Group"	the Company and its subsidiaries.
"Guangzhou Maritime"	Guangzhou Maritime Transport (Group) Co., Ltd. (廣州海運(集團)有限責任公司), a limited company incorporated in the PRC and a wholly owned subsidiary of China Shipping.
"Hong Kong"	Hong Kong Special Administrative Region of the PRC.
"Inchon Ferry"	Shanghai Inchon International Ferry Co. Ltd. (上海仁川國際渡輪有限公司), a limited liability company incorporated in the PRC and owned as to 51% ultimately by China Shipping.

"Independent Board Committee"	a committee of the Board comprising all the independent non-executive Directors, namely, Mr. Hu Hanxiang, Mr. Gu Nianzu, Mr. Wang Zongxi and Mr. Lam Siu Wai, Steven.
"Independent Financial Adviser"	Guotai Junan Capital Limited.
"Independent Shareholders"	the shareholders of the Company except the China Shipping Group.
"Listing"	listing of the H shares of the Company on the Main Board of the Stock Exchange.
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange.
"Master Agreements"	the Master Provision of Chassis Agreement, the Master Ground Container Transport Agreement, the First Master Liner and Cargo Agency Agreement, the Second Master Liner and Cargo Agency Agreement, the First Master Container Management Agreement, the Second Master Container Management Agreement, the Master Time Charter Agreement, the Master Bareboat Charter Agreement, the Master Ship Repair Services Agreement, the Master Supply Agreement, the Master Provision of Crew Members Agreement, the First Master Loading and Unloading Agreement, the Second Master Loading and Unloading Agreement, the Master Depot Services Agreement, the First Master IT Services Agreement, the Second Master IT Services Agreement and the Master Liner Services Agreement.
"Master Bareboat Charter Agreement"	the master bareboat charter agreement dated 10 May 2004 entered into between the Company, China Shipping and Shanghai Puhai.
"Master Depot Services Agreement"	the master depot services agreement dated 10 May 2004 entered into between the Company, China Shipping, Shanghai Terminal and Zhanjiang Terminal.
"Master Ground Container Transport Agreement"	the master ground container transport agreement dated 10 May 2004 entered into between the Company and China Shipping.
"Master Liner Services Agreement"	the master liner services agreement dated 10 May 2004 entered into between the Company and China Shipping.
"Master Provision of Chassis Agreement"	the master provision of chassis agreement dated 10 May 2004 entered into between the Company and China Shipping.
"Master Provision of Crew Members Agreement"	the master provision of crew members agreement dated 10 May 2004 entered into between the Company and China Shipping.

"Master Ship Repair Services Agreement"	the master ship repair services agreement dated 10 May 2004 entered into between the Company and China Shipping.
"Master Supply Agreement"	the master supply agreement dated 10 May 2004 entered into between the Company, China Shipping and CSS.
"Master Time Charter Agreement"	the master time charter agreement dated 10 May 2004 entered into between the Company, China Shipping and Shanghai Puhai.
"Non-exempt Continuing Connected Transactions"	the transactions in respect of products and/or services to be provided to the Group under the Master Supply Agreement, the Master Liner Services Agreement, the Master Ground Container Transport Agreement (in respect of its proposed annual caps for each of the three years ending 31 December 2007, 2008 and 2009), the Master Time Charter Agreement, the First Master Liner and Cargo Agency Agreement, the Second Master Liner and Cargo Agency Agreement, the First Master Container Management Agreement, the Second Master Container Management Agreement, the First Master Loading and Unloading Agreement and the Second Master Loading and Unloading Agreement.
"Original Master Provision of Containers Agreement"	the master provision of containers agreement dated 1 April 2006 entered into between the Company and China Shipping for the manufacture and supply of containers by the China Shipping Group to the Group.
"PRC"	the People's Republic of China.
"Prospectus"	the prospectus issued by the Company dated 4 June 2004.
"Regional Subsidiaries"	CS (Dalian), CS (Guangzhou), CS (Hainan), CS (Qingdao), CS (Shanghai), CS (Shenzhen), CS (Tianjin) and CS (Xiamen).
"Renewed Container Leases"	six addendum agreements, one for each of the six Container Leases numbered DFL9701, DFL9702, DFL9801, DFL9802, DFL9803 and DFL-TRTN-01 respectively, entered into between the Company and DFI for the renewal of the said six Container Leases.
"Revised Master Provision of Containers Agreement"	the agreement proposed to be entered into between the Company and China Shipping based on the Original Master Provision of Containers Agreement for the manufacture and supply (including sale and/or lease) of containers by the China Shipping Group to the Group.
"RMB"	Renminbi, the lawful currency of the PRC.
"Scheme"	the Scheme of Management Fees in Relation to Crew Members on Main Vessels of the China Shipping Group prepared by China Shipping for the purpose of adjusting the crew member fee management system.

"Second Master Container Management Agreement"	the master container management agreement dated 10 May 2004 entered into between the Company and the Regional Subsidiaries.
"Second Master IT Services Agreement"	the master IT services agreement dated 10 May 2004 entered into between the Company and the Regional Subsidiaries.
"Second Master Liner and Cargo Agency Agreement"	the master liner and cargo agency agreement dated 10 May 2004 entered into between the Company and the Regional Subsidiaries.
"Second Master Loading and Unloading Agreement"	the master loading and unloading agreement dated 10 May 2004 entered into between the Company and West Basin.
"Sep"	September.
"SGM"	the Company's special general meeting to be convened for the purposes of: (i) ratifying the respective proposed 2006 annual caps for certain Non-exempt Continuing Connected Transactions; (ii) approving the respective proposed annual caps for each of the three years ending 31 December 2007, 2008 and 2009 for the Non-exempt Continuing Connected Transactions; and (iii) approving the Revised Master Provision of Containers Agreement and its proposed annual caps for each of the three years ending 31 December 2007, 2008 and 2009.
"Shanghai Puhai"	Shanghai Puhai Shipping Co., Ltd. (上海浦海航運有限公司), a limited liability company incorporated in the PRC and owned as to 90% by the Company with the remaining 10% by CS (Shanghai).
"Shanghai Terminal"	Shanghai China Shipping Container Terminal Co. Ltd. (上海港中海集裝箱碼頭有限公司), which is owned as to 50% by China Shipping.
"Stock Exchange"	The Stock Exchange of Hong Kong Limited.
"TEU"	twenty-foot equivalent unit, a standard unit of measurement of the volume of a container with a length of 20 feet, height of 8 feet and 6 inches and width of 8 feet.
"USA"	the United States of America.
"US$"	United States dollars, the lawful currency of the USA.
"West Basin"	West Basin Container Terminal LLC., which is owned as to 40% by China Shipping.

"Zhanjiang Terminal"	Zhanjiang China Shipping Container Terminal Co. Ltd. (湛江港中海集裝箱碼頭有限公司), which is owned as to 50% by China Shipping.

By order of the Board of
China Shipping Container Lines Company Limited
Li Shaode
Chairman

Shanghai, the People's Republic of China

24 January 2007

The Board as at the date of this announcement comprises of Mr. Li Shaode, Mr. Jia Hongxiang, Mr. Huang Xiaowen and Mr. Zhao Hongzhou, being executive directors, Mr. Zhang Jianhua, Mr. Wang Daxiong, Mr. Zhang Guofa, Mr. Yao Zuozhi and Mr. Xu Hui, being non-executive directors, and Mr. Hu Hanxiang, Mr. Gu Nianzu, Mr. Wang Zongxi and Mr. Lam Siu Wai, Steven, being independent non-executive directors.

The exchange rate adopted in this announcement for illustration purposes only is US$1.00=RMB8.00.

* *The Company is registered as an oversea company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "China Shipping Container Lines Company Limited".*

"Please also refer to the published version of this announcement in South China Morning Post"

香港聯合交易所有限公司對本公告之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不會就因本公告全部或任何部分內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

中海集裝箱運輸股份有限公司
China Shipping Container Lines Company Limited*

（於中華人民共和國註冊成立的股份有限公司）

（股票代號：2866）

持續關連交易

(1) 持續關連交易更新

誠如招股章程所披露，於上市前本集團與有關之關連人士訂立總協議及中海發展光租船舶協議。該等協議項下之交易根據上市規則構成本公司之持續關連交易，而本公司已獲聯交所授予豁免，豁免於截至二零零六年十二月三十一日止三個年度期間須就總協議及中海發展光租船舶協議之若干持續關連交易嚴格遵守上市規則之相關規定。於該日期後，本公司須重新遵守上市規則第14A章之規定，以繼續進行該等持續關連交易。

根據聯交所授出之豁免條款，總協議及中海發展光租船舶協議之若干持續關連交易須符合招股章程所披露之有關之年度上限金額規定。

(i)有關由本集團提供產品及服務之第一份資訊科技服務總協議及第二份資訊科技服務總協議；及(ii)陸上集裝箱運輸總協議項下之交易之各自之初步二零零六年年度上限金額已分別於二零零六年六月三十日及二零零六年九月三十日被超過。根據上市規則第14A.36(1)條，倘某一特定交易超過年度上限金額，則本公司須重新遵守上市規則第14A章與該交易有關之規定。此外，(i)集裝箱底盤車總協議；(ii)修船服務總協議；及(iii)堆場服務總協議項下之交易之各自之初步二零零六年年度上限金額將無法滿足本集團之現時需求，由於根據上述協議訂立之所有該等交易之經修訂二零零六年年度上限金額之每年適用百分比比率超過0.1%，但少於2.5%，故此該等交易及其經修訂二零零六年年度上限金額僅須遵守上市規則第14A.45至14A.47條之申報及公佈規定。就此而言，於二零零六年十二月十五日及二零零七年一月二十四日，董事會根據上市規則追認及批准該等經修訂二零零六年年度上限金額。

就有關截至二零零七年、二零零八年及二零零九年十二月三十一日止三年各年豁免獨立股東批准之持續關連交易之年度上限金額（不包括陸上集裝箱運輸總協議），每年適用百分比比率預期將超過0.1%但少於2.5%。因此，該等交易連同彼等各自截至二零零七年、二零零八年及二零零九年十二月三十一日止三年各年之年度上限金額獲豁免獨立股東批准，惟須遵守上市規則第14A.45至14A.47條下之申報及公佈規定。就此而言，於二零零六年十二月十五日及二零零七年一月二十四日，根據上市規則，董事會批准該等交易連同彼等截至二零零七年、二零零八年及二零零九年十二月三十一日止三個年度各年之有關年度上限金額。

班輪服務總協議項下之交易之二零零六年年度上限金額已於二零零六年九月三十日被超逾。董事注意到，下列非豁免持續關連交易之各自二零零六年年度上限金額將不能滿足本集團之現時需求，因此將修訂如下：(i)供應總協議；及(ii)第一份船舶代理及貨物代理總協議及第二份船舶代理及貨物代理總協議。因上述協議項下之交易之建議經修訂二零零六年年度上限金額之每年適用百分比比率將超過2.5%，從而根據上市規則，該等交易連同彼等各自建議經修訂之二零零六年年度上限金額須獲得獨立股東追認。

就有關截至二零零七年、二零零八年及二零零九年十二月三十一日止三年各年非豁免持續關連交易之建議年度上限金額，每年適用百分比比率預期將超過2.5%。因此，該等交易連同截至二零零七年、二零零八年及二零零九年十二月三十一日止三年各年彼等各自建議年度上限金額須受上市規則第14A.48條之獨立股東批准之規定所規限。

(2) 經修訂集裝箱供應總協議

誠如招股章程所載，於上市前，本公司已訂立集裝箱租賃，全部期限均超過三年，以爭更低廉之租價、降低相關行政成本、減少營運成本及使本公司免受潛在租金上升影響。集裝箱租賃之適用年期介乎五年至十一年不等，而絕大部分集裝箱租賃將於二零零九年至二零一二年期間終止。本公司獲聯交所授予豁免，於截至二零零六年十二月三十一止三年期間內毋須就集裝箱租賃項下之交易嚴格遵守上市規則之有關規定。截至二零零四年十二月三十一日、二零零五年十二月三十一日及二零零六年十二月三十一日止三個年度各自集裝箱租賃項下之年度上限金額均為人民幣680,000,000元。於二零零六年十二月三十一日後或於重續任何集裝箱租賃時，本公司必須重新遵守上市規則第14A章之規定以繼續進行集裝箱租賃項下之交易。

全部集裝箱租賃仍然存續。一份集裝箱租賃原定於二零零五年屆滿，五份集裝箱租賃原定於二零零六年屆滿，但由於本集團預期將在未來幾年繼續擴展其海運能力，本集團對集裝箱之需求將顯著上升，本公司遂訂立續訂集裝箱租賃。

於二零零六年四月一日，本公司與中海訂立原集裝箱供應總協議，據此中海同意提供及同意促成其附屬公司及聯營公司製造及向本集團提供集裝箱。本協議下之交易及其年度上限金額已於二零零六年三月三十一日經獨立股東批准。此後，本集團成員公司根據原集裝箱供應總協議與中海集團訂立若干執行協議，而所有此等協議已屆滿。

本集團預期於未來幾年其海運能力之持續擴張將導致本集團對集裝箱之需求大增。在此情況下，及鑑於(i)購買與租賃集裝箱為互有相關，即租賃之集裝箱之增加將導致購買之集裝箱減少，反之亦然;及(ii)本公司需要為綜合及精簡本公司持續關連交易之行政管理時間表，本公司擬終止原集裝箱供應總協議，並與中海訂立經修訂集裝箱供應總協議，據此中海應提供（包括出售及／或租賃）及促成其附屬公司及聯營公司製造及向本集團提供（包括出售及／或租賃）集裝箱。於經修訂集裝箱供應總協議生效後，原集裝箱供應總協議將不再有效及各現有集裝箱租賃（包括續訂集裝箱租賃協議）將合併入經修訂集裝箱供應總協議。

就有關截至二零零七年、二零零八年及二零零九年十二月三十一日止三年各年經修訂集裝箱供應總協議項下之交易之建議年度上限金額而言，每年適用百分比比率預期將超過5%但少於25%。因此，該等交易根據上市規則第14A章將構成本公司之持續關連交易（本協議項下有關購置集裝箱之交易進一步構成上市規則第14章項下本公司之須予披露交易）及且該等交易及連同截至二零零七年十二月三十一日、二零零八年十二月三十一日及二零零九年十二月三十一日止三個年度各自之建議年度上限金額須遵守上市規則項下獨立股東批准規定。

I 歷史上限金額、歷史數據及未來上限金額

下表載列下述內容各自之歷史限額、歷史數據及未來上限金額：(i) 豁免獨立股東批准之持續關連交易，詳情載於本公告第II部份C節；(ii) 非豁免持續關連交易，詳情載於本公告第II部份D節；及(iii) 經修訂集裝箱供應總協議項下之交易，詳情載於本公告第III部份。

表A－豁免獨立股東批准之持續關連交易

(人民幣千元)

	交易	歷史上限金額 二零零四年至二零零六年	歷史數據 二零零四年、二零零五年及二零零六年九月三十日		二零零六年之經修訂上限金額／估計金額	未來上限金額 二零零七年至二零零九年
(1)	有關將向本集團提供之集裝箱底盤車等之集裝箱底盤車總協議	25,000	13,286	(二零零四年)	39,500 (經修訂上限金額)	40,000 (二零零七年)
			19,797	(二零零五年)		40,000 (二零零八年)
			24,461	(二零零六年九月三十日)		40,000 (二零零九年)
(2)	有關將向本集團提供之船舶等之(i)中海發展光租船舶協議；及(ii)光租船舶總協議	85,000	42,747	(二零零四年)	85,000 (估計)	79,000 (二零零七年)
			56,769	(二零零五年)		79,000 (二零零八年)
			58,359	(二零零六年九月三十日)		79,000 (二零零九年)
(3)	有關將向本集團提供之修船服務之修船服務總協議	65,000	19,380	(二零零四年)	86,000 (經修訂上限金額)	109,000 (二零零七年)
			54,780	(二零零五年)		159,000 (二零零八年)
			57,252	(二零零六年九月三十日)		165,000 (二零零九年)
(4)	有關將向本集團提供之堆場服務之堆場服務總協議	29,000	17,726	(二零零四年)	33,000 (經修訂上限金額)	37,000 (二零零七年)
			19,075	(二零零五年)		43,000 (二零零八年)
			20,680	(二零零六年九月三十日)		49,000 (二零零九年)

(5)	有關下列內容之(i)第一份資訊科技服務總協議；及(ii)第二份資訊科技服務總協議：					
	(1) 將由本集團提供之產品及服務	26,000	24,029	(二零零四年)	42,213 (經修訂上限金額)	68,000 (二零零七年)
			25,825	(二零零五年)		72,000 (二零零八年)
			42,213	(二零零六年九月三十日)		76,000 (二零零九年)
	(2) 將向本集團提供之產品及服務	33,000	22,448	(二零零四年)	24,000 (估計)	27,000 (二零零七年)
			27,755	(二零零五年)		29,000 (二零零八年)
			14,957	(二零零六年九月三十日)		32,000 (二零零九年)
(6)	有關將由本集團提供之服務等之(i)第一份集裝箱管理總協議；及(ii)第二份集裝箱管理總協議	18,000	15,208	(二零零四年)	18,000 (估計)	21,000 (二零零七年)
			17,504	(二零零五年)		23,000 (二零零八年)
			13,500	(二零零六年九月三十日)		25,000 (二零零九年)
(7)	有關將向本集團提供之船員等之船員供應總協議	143,000	114,796	(二零零四年)	143,000 (估計)	33,000 (二零零七年)
			140,450	(二零零五年)		35,000 (二零零八年)
			113,615	(二零零六年九月三十日)		39,000 (二零零九年)
(8)	有關將由本集團提供船舶等之期租船舶總協議	不適用	0	(二零零四年)	8,760 (估計)	35,040 (二零零七年)
			0	(二零零五年)		35,040 (二零零八年)
			4,306	(二零零六年九月三十日)		35,040 (二零零九年)
(9)	有關將向本集團提供之服務之陸上集裝箱運輸總協議	54,000	30,359	(二零零四年)	160,000 (經修訂上限金額)	*(請參閱以下表B第4項)*
			34,218	(二零零五年)		
			79,728	(二零零六年九月三十日)		

（人民幣千元）

交易	歷史上限金額 二零零四年至二零零六年	歷史數據 二零零四年、二零零五年及二零零六年九月三十日	二零零六年之建議修訂上限金額／估計金額	建議未來上限金額 二零零七年至二零零九年
有關下列各項經修訂集裝箱供應總協議項下之交易				
(1) 有關將向本集團提供之產品等之供應總協議	350,000	297,685（二零零四年） 346,144（二零零五年） 307,817（二零零六年九月三十日）	484,000 （建議經修訂上限金額）	800,000（二零零七年） 840,000（二零零八年） 850,000（二零零九年）
(2) 有關將向本集團提供之服務之(i)第一份船舶代理及貨物代理總協議；及(ii)第二份船舶代理及貨物代理總協議	455,000	338,548（二零零四年） 268,526（二零零五年） 357,812（二零零六年九月三十日）	494,000 （建議經修訂上限金額）	584,000（二零零七年） 691,000（二零零八年） 819,000（二零零九年）
(3) 有關將向本集團提供之服務之班輪服務總協議	1,281,000	1,137,246（二零零四年） 941,774（二零零五年） 1,408,977（二零零六年九月三十日）	1,882,000 （建議經修訂上限金額）	2,259,000（二零零七年） 2,710,000（二零零八年） 3, 252,000（二零零九年）
(4) 有關將向本集團提供之服務之陸上集裝箱運輸總協議	54,000	30,359（二零零四年） 34,218（二零零五年） 79,728（二零零六年九月三十日）	*（請參閱以上表A第9項）*	330,000（二零零七年） 365,000（二零零八年） 398,000（二零零九年）
(5) 有關將向本集團提供之服務等之(i)第一份集裝箱管理總協議；及(ii)第二份集裝箱管理總協議	894,000	585,188（二零零四年） 817,130（二零零五年） 542,446（二零零六年九月三十日）	820,530 （估計）	903,000（二零零七年） 993,000（二零零八年） 1,092,000（二零零九年）

(6)	有關將向本集團提供之船舶等之期租船舶總協議	926,000	291,965（二零零四年） 288,188（二零零五年） 200,420（二零零六年九月三十日）	232,000（估計）	410,000（二零零七年） 411,000（二零零八年） 410,000（二零零九年）
(7)	有關將向本集團提供之服務之(i)第一份裝卸總協議；及(ii)第二份裝卸總協議	1,045,000	541,480（二零零四年） 693,601（二零零五年） 663,515（二零零六年九月三十日）	1,045,000（估計）	1,255,000（二零零七年） 1,505,000（二零零八年） 1,806,000（二零零九年）

表C－經修訂集裝箱供應總協議

（人民幣千元）

	有關下列各項經修訂集裝箱供應總協議項下之交易	歷史上限金額	二零零四年至二零零六年歷史數據	二零零七年至二零零九年建議未來上限金額
(1)	將向本集團租賃之集裝箱	680,000（二零零四年） 680,000（二零零五年） 680,000（二零零六年）	588,558（二零零四年） 488,231（二零零五年） 408,551（截至二零零六年九月三十日） 590,493（二零零六年預估金額）	620,000（二零零七年） 784,000（二零零八年） 894,000（二零零九年）
(2)	將由本集團製造／向本集團銷售及/或提供（不包括租賃）外之集裝箱	870,960（二零零六年） 1,000,400（二零零七年） 586,560（二零零八年） *（見附註）*	0（二零零四年） 250,448（二零零五年） 606,210（截至二零零六年九月三十日） 868,814（二零零六年預估金額）	1,131,000（二零零七年） 285,000（二零零八年） 182,000（二零零九年）

附註：該些歷史上限金額初步以美元列賬及批准，於本表內為便於參考及保持前後一致，已兑換為人民幣。

A. 背景

謹提述本公司於二零零七年一月三日刊發之公告，誠如招股章程所披露，於上市前本集團與有關之關連人士訂立總協議及中海發展光租船舶協議。該等協議項下之交易根據上市規則構成本公司之持續關連交易，而本公司已獲聯交所授予豁免，豁免於截至二零零六年十二月三十一日止三個年度期間須就總協議及中海發展光租船舶協議之若干持續關連交易嚴格遵守上市規則之有關規定。於該日期後，本公司須重新遵守上市規則第14A章之規定，以繼續進行該等持續關連交易。

B. 一般規定

1. 關連人士

中海為本公司控股股東。因此，根據上市規則之規定，中海及其聯繫人為本公司之關連人士。

中海發展、中海船務(曼谷)、中海船務(印尼)、中石化中海船舶燃料、大連碼頭、上海碼頭、西港池、仁川渡輪及湛江碼頭均為中海之聯繫人，故根據上市規則之規定，亦為本公司之關連人士。

中海洋浦冷藏及地區附屬公司為本公司之非全資附屬公司，而中海(根據上市規則為本公司之關連人士)有權於各該等公司之任何股東大會上行使10%或以上之投票權。因此，根據上市規則，中海洋浦冷藏及地區附屬公司為本公司之關連人士。

2. 一般原則、價格及條款

各份總協議均包含具約束力之原則、指引、條款及條件，有關供應商將會據此向有關接收者提供該等總協議項下擬提供之任何及所有產品和服務。

各份總協議之一般條款規定：

(a) 所提供之產品及服務之質量須令接收者滿意；

(b) 所提供之產品及服務之價格必須公平合理；及

(c) 所提供之該等產品及服務之條款和條件，須不遜於有關之關連人士、彼等之附屬公司及／或聯繫人向獨立第三方提供(如適用)或獨立第三方向有關之關連人士、彼等之附屬公司及／或聯繫人提供(如適用)之條款及條件進行；以及不遜於獨立第三方向本集團提供(如適用)或本集團向獨立第三方提供(如適用)之條款及條件。

各份總協議均訂明，各有關產品或服務必須根據以下一般定價原則提供：

(a) 國家指定價格；

(b) 在無國家指定價格之情況下，則根據相關市價；或

(c) 在無相關市價之情況下，則根據合約價格。

就各份總協議而言：

「國家指定價格」指中國政府有關部門根據法律、規定及其他政府規管文件釐定之價格；

「市價」指於日常業務過程，由獨立第三方於同一地區提供或取得（如適用）相同或同類產品或服務之價格；及

「合約價格」指提供該等產品或服務之實際成本加其介乎該成本0%至15%之邊際利潤。

4. *年期及終止*

各份總協議初步為期三年，自二零零四年五月十日起生效。於初步年期屆滿後，各份總協議將自動延續三年，直至任何一方於屆滿日期前最少三個月向另一方發出書面通知終止為止。

於各份總協議生效期內，訂立下文所述任何執行協議之任何一方，可不時向另一方發出最少三個月書面通知，終止有關執行協議。

5. *執行協議*

預期本集團、有關之關連人士、彼等之附屬公司及／或聯繫人或會不時及於需要時訂立個別執行協議。

各執行協議將載列有關訂約方要求之特定產品及服務以及任何可能與該等產品或服務有關之詳細技術及其他規格。執行協議可能僅載列於所有重大方面與有關總協議所載提供該等產品及服務之具約束力原則、指引、條款及條件一致之條文。

由於執行協議純綷為根據各份總協議擬提供產品及服務之進一步闡釋，該等協議並不構成新類別之關連交易。

C. 豁免獨立股東批准之持續關連交易

以下乃有關各豁免獨立股東批准之持續關連交易之概要。有關此等持續關連交易之歷史年度上限金額、歷史數據及將來年度上限金額，請參閱本公告之第I部分表A。

1. 集裝箱底盤車總協議

於二零零四年五月十日，本公司與中海訂立集裝箱底盤車總協議，由中海集團向本集團提供底盤車及其他相關及配套服務。如招股章程所述，根據本協議之執行協議預期期限將超過三年，以爭取更低廉之租價、減少行政成本並保護本公司免受租金上漲風險之影響。

由於下述理由及在此情況下根據二零零六年交易金額之內部估計，董事相信初步二零零六年上限金額將不足夠應付本集團現時所需，並已將其初步二零零六年上限金額人民幣25,000,000元修訂至人民幣39,500,000元：

本集團之底盤車用於本集團主要運載至美國之配套陸上運輸服務。本集團現時所租賃之底盤車分別由中海集團及第三方提供。由於二零零六年美國航線運載能力大幅提升，令底盤車需求擴大，本集團自中海集團租得更多底盤車。現時，本集團自中海集團所租得之底盤車數量僅佔本集團所需底盤車之33%。

截至二零零七年、二零零八年及二零零九年十二月三十一日止三個年度各年本協議項下交易金額之年度上限金額分別均為人民幣40,000,000元。於達致該等年度上限金額時，董事已考慮下列因素：

(i) 本公告第I部份表A所載二零零四年至二零零六年之歷史數據；

(ii) 二零零七年至二零零九年，中海集團無意購買新底盤車，故本集團預期透過自獨立第三方租賃，滿足其美國航線運載能力增加所帶來之新底盤車需求。因此，本集團預期二零零七年至二零零九年並不會自中海集團租賃新底盤車；及

(iii) 在二零零七年至二零零九年自中海集團所租賃之底盤車數量及租價保持不變的前提下，本集團二零零七年至二零零九年就本協議下之交易將予支付之年度總金額將維持二零零六年之交易額水平。

2. 中海發展光租船舶協議及光租船舶總協議

(a) 中海發展光租船舶協議

本集團於上市前訂立中海發展光租船舶協議。如招股章程所述，已訂立三份年期超過三年之中海發展光租船舶協議，以更好利用各艘船舶、減少相關行政成本、降低經營成本並保護本公司免受租金上漲風險影響。該等中海發展光租船舶協議中，三份現時仍然有效並將於二零一零年屆滿。

就上市規則下交易總額而言，根據中海發展光租船舶協議，本集團支付（及將予支付）給中海發展及其附屬公司之年度總金額已與根據光租船舶總協議本集團支付（及將予支付）之年度總金額合併（及將予合併）。

於二零零四年五月十日，本公司、中海及上海浦海訂立光租船舶總協議，內容有關：(i)本集團；及(ii)中海、上海浦海及彼等各自之附屬公司及聯繫人按光租船舶協議基準互相提供船舶及其他相關及配套服務。如招股章程所述，根據本協議之執行協議預期期限將超過三年，以降低經營成本並保護本公司免受租金上漲風險影響。

截至二零零七年、二零零八年及二零零九年十二月三十一日止三個年度各年根據本協議及現行之中海發展光租船舶協議將向本集團提供之船舶等交易金額之年度上限金額各自均為人民幣79,000,000元。於達致該等年度上限金額時，董事已考慮下列因素：

(i) 本公告第I部份表A所載二零零四年至二零零六年之歷史數據；及

(ii) 本集團自二零零六年十一月以來已終止部分光船租賃協議，現時繼續租賃十六艘船隻，其中十二艘租自中海發展，其中三艘根據中海發展光船租賃協議租得，及九艘根據光租船舶總協議租得，四艘從廣州海運處租得。上述年度上限金額乃在現時租價於二零零七年至二零零九年保持不變的前提下而計算。

於截至二零零七年、二零零八年及二零零九年十二月三十一日止三個年度各年，根據本協議本集團將提供之船舶等之最高全年交易總金額，預期將低於上市規則第14A.33(3)條所規定之最低限額，因此該等交易將豁免遵守上市規則第14A章有關關連交易之披露及獨立股東批准之規定。

3. *修船服務總協議*

於二零零四年五月十日，本公司與中海訂立修船服務總協議，由中海集團向本集團提供船舶修理服務、船舶保養服務、船舶改裝服務、船舶改善服務及其他相關及配套服務。

由於下述理由及根據二零零六年交易金額之內部估計，董事相信初步二零零六年上限金額將不足夠應付本集團之現時所需，並已將初步二零零六年上限金額人民幣65,000,000元修訂為人民幣86,000,000元：

(i) 於二零零六年，隨著新船舶投入營運，本集團船舶數量較去年增加約15%，令相關損耗數額增加。因此，二零零六年船舶定期檢查及保養開支亦相應增加；

(ii) 根據船舶檢驗標準，每艘船需每年接受一次年度檢查，每三年接受一次大型檢查，每五年接受一次特別檢查。本集團於二零零一年建造之若干船隻已於二零零六年相繼進入相關檢查周期；及

(iii) 本集團船隻持續老化導致檢查及保養成本增加。

截至二零零七年、二零零八年及二零零九年十二月三十一日止三個年度各年本協議項下交易金額之年度上限金額分別為人民幣109,000,000元、人民幣159,000,000元及人民幣165,000,000元。於達致該等年度上限金額時，董事已考慮下列因素：

(i) 本公告第I部份表A所列二零零四年至二零零六年之歷史數據以及影響船舶維修設備及物料價格之因素（按歷史數據顯示，每年增長率大約為5%至10%）；

(ii) 預期本集團運載能力於二零零七年至二零零九年每年將增加約12%，從而導致本集團船舶定期檢查及保養所產生之開支相應增加；及

(iii) 由於更多於二零零一年左右建造之船隻將進入檢查周期，且船隻繼續老化，預期本集團於二零零七年至二零零九年之船舶檢查及保養開支將增加。

4. *堆場服務總協議*

於二零零四年五月十日，本公司與中海、上海碼頭及湛江碼頭訂立堆場服務總協議，由(i)中海、上海碼頭及湛江碼頭及彼等各自之附屬公司及聯繫人於本公司在中國之堆場向(ii)本集團提供集裝箱服務（包括修理及清潔集裝箱）及其他相關及配套服務。

由於下述理由及根據二零零六年交易金額之內部估計，董事認為最初之二零零六年上限金額將不足夠應付本集團之現時所需，並已將最初之二零零六年上限金額人民幣29,000,000元修訂為人民幣33,000,000元：

堆場收費主要指集裝箱堆放於堆場港口時所產生之堆放費、裝卸費、貨車拖運費及保養費。因此，堆場收費通常隨著堆放集裝箱數量之增加而增加。估計本集團於二零零六年之運載能力較去年增加約15%，導致二零零六年之貨運量較去年增加約19%。因此，堆放集裝箱數量及堆場收費於二零零六年增加。

截至二零零七年、二零零八年及二零零九年十二月三十一日止三個年度各年本協議項下交易金額之年度上限金額分別為人民幣37,000,000元、人民幣43,000,000元及人民幣49,000,000元。於達致此等上限金額時，董事已考慮下列因素：

(i) 本公告第I部份表A所列二零零四年至二零零六年之歷史數據，以及堆場收費增額與堆放集裝箱增幅間之關係；及

(ii) 由於本集團擬於未來年度將大型船舶投入運營，本集團航運能力預期將於二零零七年至二零零九年按約12%之年增長率增加，預期將導致同期貨運量每年增加約18%。因此，本協議下之堆場收費預期將相應增加。在現行堆場收費保持不變的前提下，計入上述因素，本協議下之交易額預期於二零零七年至二零零九年每年增加約15%。

5. 第一份資訊科技服務總協議及第二份資訊科技服務總協議

於二零零四年五月十日，本公司與中海訂立第一份資訊科技服務總協議，內容有關本集團與中海集團互相提供資訊科技服務；tradeship系統相關設計、開發、安裝及執行服務；集裝箱管理系統設計、開發、安裝及執行服務；話音及數據通訊設備；及其他相關及配套服務。

於二零零四年五月十日，本公司亦與地區附屬公司訂立第二份資訊科技服務總協議，內容有關本集團（不包括地區附屬公司及彼等各自之附屬公司）與地區附屬公司及彼等各自之附屬公司及聯營公司互相提供上述相同服務。

由於下述理由，有關本集團提供產品及服務之二零零六年上限金額已被超出，董事已將二零零六年上限金額人民幣26,000,000元修訂為人民幣42,213,000元：

(i) 自二零零五年以來，本集團已投資相當數額之資金用於提升tradeship系統並改良有關配套設備，亦增加科技服務項目並改善服務水平，從而滿足中海集團若干附屬公司不斷增加之需求。於二零零六年，提供該等改善服務的服務費的加幅為原服務費的20%至40%。此外，由於本集團的攬貨箱量直接與收取的服務費有關，該數量在二零零六年增加約26%（與二零零五年相比），因而導致二零零六年根據此等協議進行的交易的金額增加約63%（與二零零五年相比）；及

(ii) 本協議下交易之二零零四年至二零零六年年度上限金額乃於二零零四年上市時釐定，當時本公司並無預計到電腦資訊系統營運如此迅速之發展。因此，上述年度上限金額設定水平過低。

該等協議於截至二零零七年、二零零八年及二零零九年十二月三十一日止三個年度各年將由本集團提供之產品及服務之交易金額之年度上限金額分別為人民幣68,000,000元、人民幣72,000,000元及人民幣76,000,000元。於達致此等上限金額時，董事已考慮下列因素：

(i) 本公告第I部份表A所列二零零四年至二零零六年之歷史數據；

(ii) 由於本集團於二零零六年繼續投資tradeship系統，以進一步提升tradeship系統並改良配套設備，故服務費可經進一步修訂。本集團於二零零六年十二月底釐定現有服務費可進一步提高20%至40%，並參照提升系統及改良設備所產生之相關開支。以該調整為基準，與二零零六年相比估計本集團二零零七年預計貨物量將增加約19%，預計二零零七年服務費總額為人民幣68,000,000元；及

(iii) 倘上述新服務費於二零零八年及二零零九年仍保持無變動，預計貨運量將逐年增長約6%，預計二零零八年及二零零九年之交易額分別為人民幣72,000,000元及人民幣76,000,000元。

該等協議於截至二零零七年、二零零八年及二零零九年十二月三十一日止三個年度各年將向本集團提供之產品及服務之交易金額之年度上限金額分別為人民幣27,000,000元、人民幣29,000,000元及人民幣32,000,000元。於達致此等上限金額時，董事已考慮本公告第I部份表A所列二零零四年至二零零六年之歷史數據。

6. *第一份集裝箱管理總協議及第二份集裝箱管理總協議（有關由本集團提供服務等）*

於二零零四年五月十日，本公司與中海、中海洋浦冷藏及上海浦海訂立第一份集裝箱管理總協議，內容有關(i)本集團與(ii)中海、中海洋浦冷藏及上海浦海以及彼等各自之附屬公司及聯營公司相互提供集裝箱管理服務、集裝箱維修服務（包括修理及清潔集裝箱）、為進行集裝箱維修工作提供作業地方及其他相關及配套服務。

於二零零四年五月十日，本公司亦與地區附屬公司訂立第二份集裝箱管理總協議，內容有關(i)本集團（不包括地區附屬公司及彼等各自之附屬公司）與(ii)地區附屬公司及彼等各自之附屬公司及聯營公司相互提供上述相同服務。

有關根據此等協議於截至二零零七年、二零零八年及二零零九年十二月三十一日止三個年度各年本集團將提供之產品及服務之交易款項之年度上限金額分別為人民幣21,000,000元、人民幣23,000,000元及人民幣25,000,000元。於達致該等年度上限金額時，董事已考慮下列因素：

(i) 本公告第I部份表A所載之二零零四年至二零零六年歷史數據；及

(ii) 在集裝箱管理費率不變前提下，預計二零零七年至二零零九年本協議下的交易額將每年增長約9%。

7. *船員供應總協議*

於二零零四年五月十日，本公司與中海訂立船員供應總協議，由中海集團向本集團提供船員及其他相關及配套服務。

有關根據該等協議於截至二零零七年、二零零八年及二零零九年十二月三十一日止三個年度各年交易金額之年度金額上限金額分別為人民幣33,000,000元、人民幣35,000,000元及人民幣39,000,000元。於達致該等年度上限金額時，董事已考慮下列因素：

(i) 本公告第I部份表A所列二零零四年至二零零六年之歷史數據；

(ii) 由二零零七年一月一日起，本集團將實施該計劃。因此，中海集團所提供之船員將分配至本集團並視為本集團本身員工。因此，船員在船上所產生之相關開支（包括基本薪金、表現花紅、其他津貼及福利）將由本集團負責，而不再計入本集團關連交易賬內。然而，中海集團仍將繼續負責船員不在船上時之相關開支以及若干雜項開支，並向本集團收取管理費。根據該計劃所提供之方案，二零零七年管理費預期為人民幣33,000,000元；及

(iii) 於二零零七年至二零零九年本集團運載能力每年增加約12%，所需新船員數目預期將按相同比率增加，因此，二零零七年至二零零九年將產生之管理費預期每年將增加約6%至12%。

8. *期租船舶總協議（有關由本集團提供船舶）*

於二零零四年五月十日，本公司與中海及上海浦海訂立期租船舶總協議，內容有關(i)本集團與(ii)中海及上海浦海及彼等各自之附屬公司及聯繫人按期租基準相互提供船舶及其他相關及配套服務。誠如招股章程所述，本協議項下之執行協議之年期預期超過三年，以降低營運成本及使本集團免受潛在租金上升之影響。

本集團自二零零四年起至二零零六年七月十九日止並無根據本協議進行任何交易。由於近年來航運市場之變動及小型集裝箱船舶之經營收益欠佳，本公司已開始減少該等船舶佔船隊之比例。為此，本公司於二零零六年七月十九日已租出一艘該等船舶，預計二零零七年將有另外一艘該等船舶根據本協議租予仁川渡輪（其根據目前營運需求需要上述船舶）。上述兩艘船舶須每年續租。

根據本協議於截至二零零七年、二零零八年及二零零九年十二月三十一日止三個年度各年本集團將提供船舶之交易金額之年度上限金額各自為人民幣35,040,000元，於達致該等年度上限金額時，董事已考慮下列因素：

(i) 本公告第I部份表B所載二零零六年下半年之歷史數據及期租船舶之其他可比較市場價格；及

(ii) 前提為預計於二零零七年租予仁川渡輪之上述第二艘船舶將收取上述第一艘船舶租予仁川渡輪所收取按時計租金之相若金額，而於二零零七年至二零零九年兩艘船舶之按時計租金均保持不變。

9. *陸上集裝箱運輸總協議*

於二零零四年五月十日，本公司與中海訂立陸上集裝箱運輸總協議，由中海集團向本集團提供陸上運輸服務以及其他相關及配套服務。

由於下述理由，於二零零六年有關向本集團提供服務之年度上限金額已被超過，因此董事會建議將現有二零零六年年度上限金額人民幣54,000,000元修訂為人民幣160,000,000元：

(i) 二零零六年下半年起，除中海集運上海外，本集團之另外七家地區附屬公司根據本身業務發展需要於本協議下各自與中海物流簽訂具體實施協議，使本協議下之交易額由二零零五年下半年之人民幣20,728,000元增至二零零六年下半年之人民幣146,882,000元；及

(ii) 七家地區附屬公司於二零零六年下半年與中海物流進行交易是基於本集團經營策略上之調整。由於本集團營運航線上之競爭越來越激烈，本集團需要進一步利用中海集團在各口岸之知名度和品牌效應，為客戶提供更加完善之服務，以增加本集團在當地之攬貨箱量和市場份額，以在競爭中取得優勢。本集團與中海物流訂立交易時已考慮以下因素：(a) 由於中海物流於二零零六年上半年採納並完成持續擴張及服務改善措施，中海物流目前可提供全國範圍之全面陸上運輸服務；(b) 由於目前能提供陸上運輸服務之船務公司數量有限，具有類似能力之公司通常為本公司之競爭對手(中海物流除外)；及(c) 中海物流提供之高質量，及時及便捷之服務將有助於本集團改善自身服務。

請參閱本公告第II部份D節第4段所載截至二零零七年、二零零八年及二零零九年十二月三十一日止三個年度各年本協議項下交易金額之建議年度上限金額基準。

D. 非豁免持續關連交易

以下乃有關各非豁免持續關連交易之概要。有關此等持續關連交易之歷史年度上限金額、歷史數據及未來年度上限金額，請參閱本公告第I部份表B。

1. 供應總協議

於二零零四年五月十日，本公司與中海及中石化中海船舶燃料訂立供應總協議，由(i)中海、中石化中海船舶燃料及彼等各自之附屬公司及聯繫人向(ii)本集團提供淡水、船舶燃料、潤滑劑、零部件及其他物料、集裝箱使用之發電機及其他相關及配套服務。

由於下述理由及根據二零零六年交易金額之內部估計，董事相信現有二零零六年年度上限金額將不足夠應付本集團現時所需，因此建議將現有二零零六年年度上限金額人民幣350,000,000元修訂為人民幣484,000,000元：

(i) 燃料的交易額為影響本協議下交易額的主要因素。於二零零六年，引致購入燃料價格及數量上升的因素如下：

   (a) 首先，由於國際油價上漲，二零零六年本集團燃料採購平均價約每噸人民幣3,680元，較二零零五年同期的燃料採購平均價每噸人民幣3,104元上漲每噸人民幣576元，上升幅度約18.6%。因此，及排除影響本協議下交易金額之其他因素，與二零零五年相比根據本協議購買之燃料總金額預計將增加約人民幣58,000,000元。

(b) 其次，為擴大國內市場佔有率，本集團自二零零六年八月起增加海運能力，並開闢精品航線，進一步投入4000TEU以上大型船舶到國內貿易航線營運，每增加投入一艘大型船舶將引致每月燃料採購總量增加約2,000噸至2,500噸，因而預期二零零六年八月至二零零六年十二月本協議下的燃料採購總量與二零零五年同期相比增長約36%或人民幣12,000,000元；及

(ii) 根據二零零六年十二月三十一日本協議，上述已購買燃料總金額預計約達至已增長總交易額之50%。根據本協議總交易額中另外50%增長預計將來自於零部件及其他已購買材料。由於本集團更多船舶已接近各自檢查及維修週期，本集團對零部件及其他材料之需求已增加。此外，由於國際金屬價格上漲，上述零部件及若干其他材料價格也相應上漲。此外，本集團約32%船舶船齡已超過十年，需要定期維修。因此，於二零零五年及二零零六年間，與上述零部件及其他材料有關之成本大幅上漲。

本協議於截至二零零七年、二零零八年及二零零九年十二月三十一日止三個年度各年之交易金額之建議年度上限金額分別為人民幣800,000,000元、人民幣840,000,000元及人民幣850,000,000元，董事已考慮下列因素：

(i) 本公告第I部份表B所載二零零四年至二零零六年之歷史數據；

(ii) 參考二零零六年國際油價市場變化情況，鑑於預期二零零七年至二零零九年國際原油價格及國內貿易油的價格總的趨勢仍將上漲，且預期國內貿易用油的價格高於國際市場的原油價，本協議下的交易額預期將相應上升；及

(iii) 根據國內集裝箱航運市場的發展及本集團國內貿易精品航線的開闢，於二零零七年至二零零九年，本集團預計將繼續加大國內貿易航線海運能力的投資，不斷增加4000TEU以上的大型船舶投入國內貿易航線運營的數量，預計每年購買燃料總額增長5%至10%；及

(iv) 隨著更多新船舶投入運營及更多現有船舶接近各自檢查及維修週期，本集團對零部件及其他材料之需求預期將持續增長。

2. *第一份船舶代理及貨物代理總協議及第二份船舶代理及貨物代理總協議*

於二零零四年五月十日，本公司與中海、中海船務(印尼)、中海船務(曼谷)及上海浦海訂立第一份船舶代理及貨物代理總協議，由：(i)中海、中海船務(印尼)、中海船務(曼谷)及上海浦海及彼等各自之附屬公司及聯繫人向(ii)本集團提供銷售及市場推廣服務、港口代理服務(安排船舶停泊、報關、拉貨、領港、裝載及卸下貨物及／或集裝箱)、集裝箱服務(裝卸貨、準備清關文件、租用集裝箱、安排集裝箱維修及保養)、會計及財務服務及其他相關及配套服務。

於二零零四年五月十日，本公司亦與地區附屬公司訂立第二份船舶代理及貨物代理總協議，由(i)地區附屬公司及彼等各自之附屬公司及聯營公司向(ii)本集團（不包括地區附屬公司及彼等各自之附屬公司）提供上述相同服務。

由於下述理由及根據二零零六年交易金額之內部估計，董事相信現有二零零六年年度上限金額將不足夠應付本集團現時所需，因此建議將現有二零零六年年度上限金額人民幣455,000,000元修訂為人民幣494,000,000元：

(i) 二零零六年本集團海運能力比二零零五年增長約15%，推動貨量與二零零五年相比增長約19%，因此本集團船舶代理及貨物代理量亦隨之增長；及

(ii) 二零零六年，本集團開闢了多條新航線，包括西非-歐洲線、大西洋二線、大西洋三線、歐洲七線及美東四線。為滿足本集團在上述新增航線上的船舶代理及貨物代理需求，中海於二零零六年在上述航線地區成立5家合資代理公司和控股公司，使於這些新航線上的新增船舶代理及貨物代理服報費用達人民幣156,000,000元。

該等協議於截至二零零七年、二零零八年及二零零九年十二月三十一日止三個年度各年之交易金額之建議年度上限金額分別為人民幣584,000,000元、人民幣691,000,000元及人民幣819,000,000元，董事已考慮下列因素：

(i) 本公告第I部份表B所載二零零四年至二零零六年之歷史數據，及海運能力增幅與中轉代理費用漲幅的關係；及

(ii) 由於本集團預期今後幾年不斷有新的大型船舶投入運營，預測二零零七年至二零零九年本集團每年海運能力增加約12%，從而同期貨量的每年增幅預測約18%。在保持現有費率不變前提下，結合以上因素，預計於二零零七年至二零零九年，本協議下的交易額將每年增長約18%。

3. *班輪服務總協議*

於二零零四年五月十日，本公司與中海訂立班輪服務總協議，由本集團向中海集團提供班輪服務、集裝箱艙位以及其他有關及配套服務。

由於下述理由，於二零零六年有關本集團提供服務之年度上限金額已被超過，因此董事會建議將現有二零零六年年度上限金額人民幣1,281,000,000元修訂為人民幣1,882,000,000元：

(i) 本協議下的交易主要來自美洲航線。根據歷史數據，本協議下的二零零四年、二零零五年及及二零零六年上半年交易額分別約為美洲航線交易量的13%、8%和15%。美洲航線二零零四年、二零零五年及及二零零六年上半年交易量各為人民幣8,687,942,000元、人民幣11,341,455,000元和人民幣6,395,445,000元。因此，美洲航線業務量的增長直接影響本協議下的交易量；及

(ii) 受航運週期的影響，航運市場運輸需求的增長低於海運能力的增長約4.4%，令競爭更加激烈。本集團致力加強攬貨以增加營運收入，中海集團積極配合本集團營運需要，增加了攬貨網點和攬貨人員，加強美國等市場的業務開發，因此，二零零六年交易額達人民幣1,882,000,000元，較去年增長約99%，從而也使本集團美洲航線營運收入預計比上年增長30%以上。

根據本協議於截至二零零七年、二零零八年及二零零九年十二月三十一日止三個年度各年之交易金額之建議年度上限金額分別為人民幣2,259,000,000元、人民幣2,710,000,000元及人民幣3,252,000,000元。於達致該等年度上限金額時，董事已考慮下列因素：

(i) 本公告第I部份表B所載二零零四年至二零零六年之歷史數據以及海運能力增幅與本協議下交易額漲幅的關係；及

(ii) 本集團預計今後幾年不斷有新的大型船舶投入運營，預測二零零七年至二零零九年美洲航線的海運能力平均每年增幅約12%至14%，從而推動運量的相應增長。由於本集團的攬貨能力正在改善，其海運能力增加將會推動運量相應穩步增長。二零零三年至二零零五年的歷史資料顯示，當本公司海運能力每增長約10%，運量將相應增長約20%。在保持現有費率前提下，結合以上因素，預計本協議下的交易金額於二零零七年至二零零九年將每年增長約20%。

4. 陸上集裝箱運輸總協議

請參閱本公告第II部份C節第9段所載有關本集團與本協議項下之相關關連人士訂立的持續關連交易的背景資料及上述交易之經修訂二零零六年年度上限金額基準。

本協議於截至二零零七年、二零零八年及二零零九年十二月三十一日止三個年度各年之交易金額之建議年度上限金額分別為人民幣330,000,000元、人民幣365,000,000元、及人民幣398,000,000元。於達致該等年度上限金額時，董事已考慮下列因素：

(i) 本公告第I部份表B所載二零零四年至二零零六年之歷史數據及服務費率；

(ii) 如上所述，於二零零七年至二零零九年，為實現本集團業務調整，本集團的地區附屬公司將繼續與中海物流合作提供陸上箱運服務；自二零零七年起上述地區附屬公司將其全部陸上集裝箱運輸業務交由中海物流進行。但是，由於二零零六年上半年僅記錄中海集運上海的關連交易，而二零零六年下半年其他七間地區附屬公司陸續將原由第三方提供的陸上集裝箱運輸服務轉交中海物流進行，因此二零零六年的關連交易記錄不能完全反映八家地區附屬公司全年內的全部交易額。此外，於二零零七年至二零零九年，預期本集團的海運能力將每年增加約12%，預期各間地區附屬公司的陸上集裝箱運輸業務將相應上升；及

(iii) 基於上述原因，本公司取上述地區附屬公司二零零六年同客戶的陸上集裝箱運輸服務交易額作為基準估計二零零七年至二零零九年本集團的交易總量，並結合同期該交易額增長率計算本協議下交易額的上述建議年度上限金額。

5. *第一份集裝箱管理總協議及第二份集裝箱管理總協議（有關向本集團提供服務）*

有關本集團與相關關連人士根據此等協議訂立之持續關連交易之背景資料，請參閱本公告第II部份C節第六段。

有關根據此等協議於截至二零零七年、二零零八年及二零零九年十二月三十一日止三個年度各年本集團將提供產品及服務之交易款項之建議年度上限金額分別為人民幣903,000,000元、人民幣993,000,000元及人民幣1,092,000,000元。於達致該等年度上限金額時，董事已考慮下列因素：

(i) 本公告第I部分表A所載之二零零四年至二零零六年歷史數據以及海運能力增幅與本協議下交易量漲幅的關係；及

(ii) 本集團預計今後幾年不斷有新的大型船舶投入運營，預測本集團二零零七年至二零零九年的海運能力平均每年增長約12%，在現有集裝箱管理費率不變前提下，結合以上因素，預期本協議下的交易額在二零零七年至二零零九年將每年增長約10%。

6. *期租船舶總協議（有關向本集團提供船舶）*

有關根據本協議本集團與相關關連人士訂立之持續關連交易之背景資料，請參閱本公告第II部份C節第8段。

根據本協議於截至二零零七年、二零零八年及二零零九年十二月三十一日止三個年度各年向本集團提供船舶等之交易金額之建議年度上限金額分別為人民幣410,000,000元、人民幣411,000,000元及人民幣410,000,000元。於達致該等年度上限金額時，董事已考慮下列因素：

(i) 本公告第I部份表B所載二零零四年至二零零六年之歷史數據；

(ii) 在二零零四年至二零零六年期間，就原向中海轉租的18艘期租船（由獨立第三方租予中海）中的12艘已在其建造完成交付營運後陸續解除了與中海的租賃關係。本集團與相關期租船的船主直接訂立期租協議。就餘下的6艘期租船，本集團仍在繼續與有關船主協商租賃事宜，其中2艘預期將於二零零七年交付，有關船主已承諾於交船時將解除與中海的期租協議，代之與本集團直接訂立期租協議；及

(iii) 就二零零七年至二零零九年需續租的期租船相比以前已停止期租的船舶而言，預計載箱量更大，如二零零六年下半年交付的兩艘期租船為9600TEU，其租金遠較小型船舶為高。

7. 第一份裝卸總協議及第二份裝卸總協議

於二零零四年五月十日，本公司與中海、上海碼頭、湛江碼頭及大連碼頭訂立第一份裝卸總協議，內容有關(i)中海、上海碼頭、湛江碼頭及大連碼頭及彼等各自之附屬公司及聯營公司；向(ii)本集團提供集裝箱裝卸服務及其他相關及配套服務。

於二零零四年五月十日，本公司亦與西港池訂立第二份集裝箱裝卸總協議，內容有關(i)西港池及其附屬公司及聯營公司；向(ii)本集團提供上述相同服務。

該等協議於截至二零零七年、二零零八年及二零零九年十二月三十一日止三個年度各年之交易金額之建議年度上限金額分別為人民幣1,255,000,000元、人民幣1,505,000,000元及人民幣1,806,000,000元。於達致該等年度上限金額時，董事已考慮下列因素：

(i) 本公告第I部份表B所載二零零四年至二零零六年之歷史數據以及海運能力增幅與本協議下交易量漲幅的關係；及

(ii) 為進一步輔助本集團拓展業務，中海集團計劃於未來繼續投資參建新碼頭(並有意在適當的時機將其注入本集團)，為本集團提供相關裝卸服務。根據上述分析，以及考慮到二零零七年至二零零九年的海運能力增幅及可能裝卸碼頭投資等因素，預計二零零七年至二零零九年本協議下交易額將每年增長約20%。

E. 進行交易之理由及利益

本公司於一九九七年成立，作為中海經營集裝箱航運業務之公司。由於本集團成員公司與中海集團之間長久及緊密之業務關係，本集團與有關之關連人士及其各自之附屬公司及聯繫人已訂立及將訂立多項交易，該等交易個別均很重要，且共同對本集團之集裝箱航運核心業務及營運相當重要。

此外，由於中海為一間重要國有企業，並為一間橫跨地區、跨行業與跨國經營之大型航運集團企業，而該等關連人士(大部分為中海之聯繫人)是知名的航運公司，在運載行業擁有卓越實力，並已就上文所載持續關連交易項下將予提供之產品及服務擁有豐富之經驗及服務體系。本集團與中海及其他關連人士之合作，使本集團得以全面利用彼等優勢，達致更佳營運表現。本集團成立地區附屬公司作為在中國主要城市港口的當地代理，代表本集團爭取來自各類客戶的國際及國內集裝箱海運業務。

最後，由關連人士就上文所載持續關連交易提供之條款及條件，對本集團而言，一般較獨立第三方向本集團或關連人士向獨立第三方所提供者更為有利。

鑑於上述因素，董事(包括獨立非執行董事)認為，上述持續關連交易之條款為一般商業條款，屬公平合理，且與有關關連人士繼續進行該等持續關連交易符合本公司及其股東之整體最佳利益。

根據聯交所授出之豁免條款，總協議及中海發展光租船舶協議下若干持續關連交易須在招股章程中披露有關年度上限金額。

(i)第一份資訊科技服務總協議及第二份資訊科技服務總協議項下有關本集團提供產品及服務之交易之初步二零零六年年度上限金額於二零零六年六月三十日已被超過；及(ii)陸上集裝箱運輸總協議項下之交易之初步二零零六年年度上限金額於二零零六年九月三十日已被超過。根據上市規則第14A.36(1)條，倘某一特定交易超過年度上限金額，則本公司須重新遵守上市規則第14A章與該交易有關之規定。另外，(i)集裝箱底盤車總協議；(ii)修船服務總協議；及(ii)堆場服務總協議項下之交易之各自的初步二零零六年年度上限金額將無法滿足本集團之現時需求。由於根據上述協議訂立之所有該等交易之經修訂二零零六年年度上限金額之每年適用百分比比率超過0.1%，但少於2.5%，故此該等交易及其經修訂二零零六年年度上限金額僅須遵守上市規則第14A.45至14A.47條之申報及公佈規定。就此而言，於二零零六年十二月十五日及二零零七年一月二十四日，董事會根據上市規則追認及批准該等經修訂二零零六年年度上限金額。

就有關截至二零零七年、二零零八年及二零零九年十二月三十一日止三年各年豁免獨立股東批准之持續關連交易之年度上限金額(不包括陸上集裝箱運輸總協議)，每年適用百分比比率預期將超過0.1%但少於2.5%。因此，該等交易連同彼等各自截至二零零七年、二零零八年及二零零九年十二月三十一日止三年各年之年度上限金額獲獨立股東批准豁免，惟須遵守上市規則第14A.45至14A.47條下之申報及公佈規定。就此而言，於二零零六年十二月十五日及二零零七年一月二十四日，董事會批准該等交易連同彼等截至二零零七年、二零零八年及二零零九年十二月三十一日止三個年度各年之有關年度上限金額。

班輪服務總協議項下之交易之二零零六年年度上限金額於二零零六年九月三十日已被超過。董事亦注意到，下列非豁免持續關連交易之各自二零零六年年度上限金額將不能滿足本集團之現時需求，因此將修訂如下：(i)供應總協議；及(ii)第一份船舶代理及貨物代理總協議及第二份船舶代理及貨物代理總協議。因上述協議項下之交易之建議經修訂二零零六年年度上限金額之每年適用百分比比率將超過2.5%，從而根據上市規則，該等交易連同彼等各自建議經修訂之二零零六年年度上限金額須獲得獨立股東追認。

就有關截至二零零七年、二零零八年及二零零九年十二月三十一日止三年各年非豁免持續關連交易之建議年度上限金額，每年適用百分比比率預期將超過2.5%。因此，該等交易連同截至二零零七年、二零零八年及二零零九年十二月三十一日止三年各年彼等各自建議年度上限金額須受上市規則第14A.48條之獨立股東批准之規定所規限。

G. 未能準時遵守規則及進行計量之理由

本公司一直監督總協議及中海發展光租船舶協議項下擬進行之持續關連交易。然而，本公司未能準確地預測上述持續關連交易之二零零六年年度上限金額是否會因以下原因而被超逾：(i)本集團二零零六年業務迅速增長；(ii)本集團業務規模龐大；(iii)本集團涉及該等交易之附屬公司及分行數目；(iv)該等交易之規模及複雜程度；及(v)本集團於二零零六年因應波動之市場環境而就其業務策略作相應調整。此外，本公司需要時間在編製及確定公告草擬本及其他文件(以履行其相關之重新遵守責任)前搜集、綜合及確認交易之金額，並尋求有關法律及／或會計意見。此程序因上述原因予以延長。因此，儘管本公司盡力加快完成此程序，惟稍微延遲實為無可避免的。

有見及上述原因，本公司並無在二零零六年年度上限金額被超逾前就總協議項下若干項持續關連交易修訂該等上限金額。

為避免日後出現同類情況，本集團(i)已開始檢討並更新其現有內部指引，以改善物色及監督其關連交易，指引之詳情將於確定並採納上述指引時發佈予本集團有關員工；(ii)已為該等員工建立若干項培訓，務求加深彼等對上市規則項下關連交易的理解；及(iii)由於其持續關連交易涉及繁重的數據搜集工作，已投放資源研發其電腦資訊管理系統，從而加快數據報告的速度及以準時有效的方法更好地掌握其持續關連交易的金額。

III 經修訂集裝箱供應總協議

A. 背景

誠如招股章程所載，於上市前，本公司已訂立集裝箱租賃，全部期限均超過三年，以爭更低廉之租價、降低相關行政成本、減少營運成本及使本公司免受潛在租金上升影響。集裝箱租賃之適用年期介乎五年至十一年不等，而絕大部分集裝箱租賃將於二零零九年至二零一二年期間終止。本公司獲聯交所授予豁免，於截至二零零六年十二月三十一日止三年期間內毋須就集裝箱租賃項下之交易嚴格遵守上市規則之有關規定。於截至二零零四年、二零零五年及二零零六年十二月三十一日止三個年度各年，集裝箱租賃之年度上限金額均為人民幣680,000,000元。於二零零六年十二月三十一日後或於重續任何集裝箱租賃時，本公司必須重新遵守上市規則第14A章之規定以繼續進行集裝箱租賃項下之交易。

全部集裝箱租賃仍然存續。一份集裝箱租賃原定於二零零五年屆滿，五份集裝箱租賃原定於二零零六年屆滿。由於本集團預期將在未來幾年繼續擴展其海運能力，本集團對集裝箱之需求將顯著上升，本公司遂訂立續訂集裝箱租賃。有關訂立續訂集裝箱租賃之詳情，請參閱本部分5節。

於二零零六年四月一日，本公司與中海訂立原集裝箱供應總協議，據此中海同意提供及同意促成其附屬公司及聯繫人製造及向本集團提供集裝箱。本協議下之交易及其年度上限金額已於二零零六年三月三十一日經獨立股東批准。此後，本集團成員公司根據原集裝箱總協議與中海集團訂立若干執行協議，而所有此等協議已屆滿。

本集團預期於未來幾年其海運能力之持續擴張將導致本集團對集裝箱之需求大增。在此情況下，及鑑於：(i)購買與租賃集裝箱為互有相關，即租賃之集裝箱將導致購買之集裝箱減少，反之亦然；及(ii)本公司需要為綜合及精簡本公司持續關連交易之行政管理時間表，本公司擬終止原集裝箱供應總協議，並與中海訂立經修訂集裝箱供應總協議，據此中海應提供(包括出售及／或租賃)及促成其附屬公司及聯營公司製造及向本集團提供(包括出售及／或租賃)集裝箱。

B. 一般資料

1. 關連人士

中海為本公司控股股東，故中海及其聯繫人為本公司之關連人士(定義見上市規則)。東方國際為中海之全資附屬公司，故其為本公司之關連人士(定義見上市規則)。

2. 一般原則、價格及條款、定價及執行協議

經修訂集裝箱供應總協議所載之一般原則、價格及條款、定價及執行協議乃摘錄自總協議所載之相同內容。詳情請參閱本公告第II部分B節。

3. 年期及終止

經修訂集裝箱供應總協議初步為期三年，自簽訂日期起生效。於初步年期屆滿後，經修訂集裝箱供應總協議將自動延續三年(惟須受股東批准相關年度上限金額(倘上市規則所規定)及達成上市規則有關要求所規限)，直至任何一方隨時向對方事先發出最少三個月書面通知終止協議為止。倘經修訂集裝箱供應總協議獲重續，則本公司須遵守上市規則有關披露及取得股東批准之規定。

於經修訂集裝箱供應總協議生效期內，訂立有關執行協議之任何一方，可不時向其他訂約方發出最少三個月書面通知，終止經修訂集裝箱供應總協議下之任何執行協議。

4. 集裝箱租賃之合併

經修訂集裝箱供應總協議生效後，原集裝箱供應總協議將告失效，及各現有集裝箱租賃(包括續訂集裝箱租賃)將併入經修訂集裝箱供應總協議。集裝箱租賃(包括續訂集裝箱租賃)所含之條文須與經修訂集裝箱供應總協議所載供應該等集裝箱之具約束力原則、指引、條款及條件在各重大方面相符一致。

由於集裝箱租賃(包括續訂集裝箱租賃)僅為經修訂集裝箱供應總協議之進一步說明，因而並不構成新類別之關連交易。

本公司已就東方國際向本公司出租各種型號之集裝箱與東方國際訂立六份續訂集裝箱租賃。續訂集裝箱租賃各別包含最少20個集裝箱至最多20,417個集裝箱。各類別集裝箱之每日應付租金已作出調整，本公司根據續訂集裝箱租賃應付之每年租金總額最多約為10,496,045美元（約相等於人民幣83,968,000元），全部均須以美元及於每月期末支付。故此，就上市規則之合併交易計算而言，該等租賃付款每年將計入本集團根據經修訂集裝箱供應總協議將予支付之年度總交易金額內。

各續訂集裝箱租賃之條款載列如下：

附件協議	附件協議日期	開始日	屆滿日	租賃年期
集裝箱租賃 DFL9701	二零零六年七月一日（於二零零七年一月十一日修訂）	二零零六年七月一日	二零零七年六月三十日	一年
集裝箱租賃 DFL9702	二零零六年七月一日	二零零六年七月一日	二零零八年六月三十日	兩年
集裝箱租賃 DFL9801	二零零六年三月一日（於二零零七年一月十一日修訂）	二零零六年三月一日	二零零七年二月二十八日	一年
集裝箱租賃 DFL9802	二零零六年三月一日	二零零六年三月一日	二零零八年二月二十八日	兩年
集裝箱租賃 DFL9803	二零零六年三月一日（於二零零七年一月十一日修訂）	二零零六年三月一日	二零零七年二月二十八日	一年
集裝箱租賃DFL-TRTN-01	二零零五年九月一日（於二零零七年一月十一日修訂）	二零零五年九月一日	二零零七年八月三十一日	一年

由於在一般情況下DFI所提供之條款及條件對集團而言較第三方所提供者具競爭力、彈性及有利，故本集團已繼續並有意繼續向DFI租賃集裝箱。而且，續訂集裝箱租賃項下之租金就類似類型、年期及質素的集裝箱而言較第三方所提供者低許多。

C. 歷史數據、年度上限金額及年度上限金額之基準

1. 歷史數據及未來年度上限金額

於截至二零零七年、二零零八年及二零零九年十二月三十一日止三個年度各年，有關：(i)集裝箱租賃及原集裝箱供應總協議之各自歷史數據；及(ii)經修訂集裝箱供應總協議下：(a)租賃集裝箱；及(b)購置集裝箱之各自建議年度上限金額，請參閱本公告第1部分表C。

2. 建議年度上限金額之基準

於截至二零零七年、二零零八年及二零零九年十二月三十一日止三個年度各年，本集團根據該協議購置集裝箱之建議年度上限金額分別為人民幣1,131,000,000元、人民幣285,000,000元及人民幣182,000,000元。在達成該等年度上限金額時，董事已考慮以下因素：

(i) 本公告第I部分表C所載之二零零四年至二零零六年之歷史數據；

(ii) 由於預期本集團二零零七年至二零零九年之運輸能力每年將增長約12%，預計二零零七年、二零零八年及二零零九年每年需新增集裝箱分別為135,148TEU、130,892TEU和84,360TEU。考慮到資金需求狀況及二零零七年的集裝箱購買計劃已基本確定，二零零七年、二零零八年及二零零九年的集裝箱的購買比重預計將分別為65%、20%和20%；及

(iii) 集裝箱採購價格將於二零零七年至二零零九年保持不變之前提條件。

於截至二零零七年、二零零八年及二零零九年十二月三十一日止三個年度各年，本集團根據該協議租賃集裝箱之建議年度上限分別為人民幣620,000,000元、人民幣784,000,000元及人民幣894,000,000元。在達成該等年度上限時，董事已考慮以下因素：

(i) 本公告第I部分表C所載之二零零四年至二零零六年之歷史數據；

(ii) 集裝箱租賃與購買成互補關係，如集裝箱租賃的數量增多則購買數量將相應減少，反之亦然。因此，根據該協議於二零零七年、二零零八年及二零零九年各年需要及將予採購之集裝箱總數與根據該協議於二零零七年、二零零八年及二零零九年各年將予租賃之集裝箱總數已分別設定；及

(iii) 集裝箱租賃價格將於二零零七年至二零零九年保持不變之前提條件。

D. 交易之理由及益處

訂立經修訂集裝箱供應總協議及續訂集裝箱租賃之各自背景請參閱：(i)本公告第II部分E節本集團與中海集團間交易之理由及益處；及(ii)本公告第III部份A節及第III部分B節第5段。

鑑於上述原因，董事（包括獨立非執行董事）認為，上述交易之條款為正常商業條款，屬公平合理，而與中海訂立經修訂集裝箱供應總協議符合本公司及其股東整體最佳利益。

E. 上市規則之影響

本公告第I部份表C所載經修訂集裝箱供應總協議項下交易於截至二零零七年、二零零八年及二零零九年十二月三十一日止三個年度各年之建議年度上限金額而言，預期每年各適用百分比比率將高於5%但低於25%。因此，根據上市規則第14A章，該等交易構成本公司之持續關連交易（該協議下有關購置集裝箱之交易進一步構成上市規則第14章下之本公司須予披露交易），且連同截至二零零七年、二零零八年及二零零九年十二月三十一日止三個年度各年之建議年度上限金額，須遵守上市規則第14A.48條經獨立股東批准之規定。

F. 未能及時遵守規則及實施措施的理由

由於根據於二零零六年三月一日或之前訂立之續訂集裝箱租賃之交易之每年適用百分比比率超過0.1%，但少於2.5%，故於二零零六年三月一日後上述交易及其各自的年度上限金額須遵守上市規則之申報及公佈規定。

本公司尚未就上述交易及時作出公告，主要原因為本公司若干人員誤解續訂集裝箱租賃將繼續受聯交所發出的豁免涵蓋，可豁免嚴格遵守有關集裝箱租賃之上市規則的相關規定。基於上述的誤解及確認續訂集裝箱租賃及其餘的集裝箱租賃項下的交易額將不會超過集裝箱租賃批准的各自年度上限金額，故該人員進行訂立續訂集裝箱租賃，而未能及時向本公司申報。本公司直至最近始發現上述誤解並及時進行修正情況，且於本公告內作出所需的披露。

請參閱本公告第II部分G節第3段所載，本公司為防止日後發生類似問題而實施的措施。

IV 一般資料

本集團主要從事國際及國內集裝箱航運業務之經營及管理。中海為橫跨地區、跨行業與跨國家經營之大型航運集團企業。中海集團（包括本集團）擁有五隊專門船隊（包括油輪、散貨船、客船、集裝箱船及特種船）。中海洋浦冷藏主要從事集裝箱運輸、堆放及存儲以及冷藏、倉庫及存儲業務，並主要為本集團提供集裝箱管理及維修服務。地區附屬公司為本集團於中國主要港口城市之地方代理，代表本集團自眾多客戶招攬國內外集裝箱運輸業務。

董事會（包括獨立非執行董事）認為，(i)豁免獨立股東批准之持續關連交易；(ii)非豁免持續關連交易；及(iii)經修訂集裝箱供應總協議項下之交易，須按正常商業條款或按不遜於提供予或來自獨立第三方之條款進行，且須在本公司日常業務過程中按持續常規基準進行，屬公平合理並符合本公司及其股東之整體利益。董事會（包括獨立非執行董事）進一步認為，(i)有關豁免獨立股東批准之持續關連交易之經修訂二零零六年年度上限金額，及豁免獨立股東批准之持續關連交易於截至二零零七年、二零零八年及二零零九年十二月三十一日止三個年度各年之年度上

限金額為公平合理，(ii)有關非豁免持續關連交易於二零零六年之建議經修訂年度上限金額，及非豁免持續關連交易於截至二零零七年、二零零八年及二零零九年十二月三十一日止三個年度各年之建議年度上限金額為公平合理；及(iii)經修訂集裝箱供應總協議於截至二零零七年、二零零八年及二零零九年十二月三十一日止三個年度各年之建議年度上限金額為公平合理。

本公司已成立獨立董事委員會就以下各項向獨立股東提供意見，而獨立財務顧問亦已獲委任就以下各項向獨立董事委員會及獨立股東提供意見：(i)有關非豁免持續關連交易於二零零六年之建議經修訂年度上限金額；(ii)非豁免持續關連交易及其各自於截至二零零七年、二零零八年及二零零九年十二月三十一日止三個年度各年之建議年度上限金額；及(iii)經修訂集裝箱供應總協議及其各自於截至二零零七年、二零零八年及二零零九年十二月三十一日止三個年度各年之建議年度上限金額，向獨立股東提供意見。

一份載有（其中包括）：

(a) 非豁免持續關連交易之詳情；

(b) 經修訂集裝箱供應總協議下交易之詳情；

(c) 獨立財務顧問就：(i)非豁免持續關連交易之二零零六年度建議經修訂上限金額；(ii)非豁免持續關連交易及其截至二零零七年、二零零八年及二零零九年十二月三十一日止三個年度各年之有關建議年度上限金額；及(iii)經修訂集裝箱供應總協議及其截至二零零七年、二零零八年及二零零九年十二月三十一日止三個年度各年之建議年度上限金額而致獨立董事委員會及獨立股東之意見函件；及

(d) 獨立董事委員會就上述(c)段所載事項之推薦意見

之通函將根據上市規則之規定於切實可行情況下盡快寄發予本公司股東。

V 釋義

在本公告內，除文義另有所指外，下列詞語具有下文所載的涵義：

「聯繫人」	指	具有上市規則所賦予的涵義。
「董事會」	指	本公司董事會。
「中海」	指	中國海運（集團）總公司，一家中國國有企業，為本公司控股股東。
「中海集團」	指	中海及其附屬公司及聯繫人（不包括本集團）。

「本公司」 指 中海集裝箱運輸股份有限公司，一家於中國註冊成立之股份有限公司，其2,420,000,000股H股於聯交所上市。

「關連人士」 指 中海、東方國際、中海發展及其附屬公司、中海船務(曼谷)、中海船務(印尼)、中石化中海船舶燃料、大連碼頭、上海碼頭、西港池、湛江碼頭、中海洋浦冷藏及地區附屬公司。

「集裝箱租賃」 指 本公司於上市前就租賃不同類型及大小之集裝箱而與東方國際訂立之三十四份，及與中海訂立之一份集裝箱租賃協議。

「豁免獨立股東批准之持續關連交易」 指 有關：(1)集裝箱底盤車總協議、光租船舶總協議、中海發展光租船舶協議、修船服務總協議、堆場服務總協議、第一份資訊科技服務總協議及第二份資訊科技服務總協議、(有關其經修訂二零零六年年度上限金額的)陸上集裝箱運輸總協議及船員供應總協議項下由本集團提供之產品、服務等；及(2)第一份資訊科技服務總協議、第二份資訊科技服務總協議、期租船舶總協議、第一份集裝箱管理總協議及第二份集裝箱管理總協議項下由本集團提供之產品、服務等之交易。

「中海集運大連」 指 中海集裝箱運輸大連有限公司，一家於中國註冊成立之有限責任公司，本公司擁有其90%權益而中海最終控制其餘下10%權益。

「中海集運廣州」 指 中海集裝箱運輸廣州有限公司，一家於中國註冊成立的有限責任公司。本公司擁有其90%權益而中海最終控制其餘下10%權益。

「中海集運海南」 指 中海集裝箱運輸海南有限公司，一家於中國註冊成立的有限責任公司，本公司擁有其40%權益而中海最終控制其餘下60%權益。

「中海集運青島」 指 中海集裝箱運輸青島有限公司，一家於中國註冊成立的有限責任公司，本公司擁有其90%權益而中海最終控制其餘下10%權益。

「中海集運上海」 指 中海集裝箱運輸上海有限公司，一家於中國註冊成立的有限責任公司，本公司擁有其90%權益而中海最終控制其餘下10%權益。

「中海集運深圳」 指 中海集裝箱運輸深圳有限公司，一家於中國註冊成立的有限責任公司，本公司擁有其90%權益而中海最終控制其餘下10%權益。

「中海集運天津」 指 中海集裝箱運輸天津有限公司，一家於中國註冊成立的有限責任公司，本公司擁有其90%權益而中海最終控制其餘下10%權益。

「中海集運廈門」 指 中海集裝箱運輸廈門有限公司，一家於中國註冊成立的有限責任公司，本公司擁有其90%權益而中海最終控制其餘下10%權益。

「中海洋浦冷藏」 指 中海(洋浦)冷藏儲運有限公司，一家於中國註冊成立的有限責任公司，其40%之權益由本公司持有、30%之權益由中海物流持有及30%之權益由蘇州中海集裝箱儲運有限公司(一家於中國註冊成立之有限責任公司，中海最終控制其90%權益)持有，由於根據其公司章程及儘管存在上述所有權結構，本公司有權委任其半數以上之董事，從而對其董事會擁有控制權，因此其被視為本公司之附屬公司。

「中海船務(曼谷)」 指 中國海運船務(曼谷)有限公司，中海擁有其50%權益之公司。

「中海船務(印尼)」 指 中國海運(印尼)船務有限公司，中海擁有其49%權益之公司。

「中海物流」 指 中海集團物流有限公司，一家於中國註冊成立的有限責任公司，為中海的全資附屬公司。

「中海發展」 指 中海發展股份有限公司，一家於中國註冊成立之有限責任公司，其H股及A股分別於聯交所及上海交易所上市，並由中海擁有其約50.5%之權益。

「中海發展光租船舶協議」 指 本集團於上市前與中海發展及其附屬公司就根據光租基礎向中海發展及其附屬公司租賃十三艘船舶而訂立之十三份光租船舶協議。

「中石化中海船舶燃料」 指 中石化中海船舶燃料供應有限公司，一家於中國註冊成立之有限責任公司，由中海及中國石化銷售有限公司共同控股(各擁有其50%權益)。

「大連碼頭」 指 大連大港中海集裝箱碼頭有限公司，中海擁有其35%之權益。

「東方國際」 指 東方國際投資有限公司，一家於英屬處女群島註冊成立之有限公司，為中海之全資附屬公司。

「董事」 指 本公司董事。

「第一份集裝箱管理總協議」 指 日期為二零零四年五月十日之集裝箱管理總協議，由本公司與中海、中海洋浦冷藏及上海浦海訂立。

「第一份資訊科技服務總協議」 指 日期為二零零四年五月十日之資訊科技服務總協議，由本公司與中海訂立。

「第一份船舶代理及貨物代理總協議」 指 日期為二零零四年五月十日之船舶代理及貨物代理總協議，由本公司、中海、中海船務(印尼)、中海船務(曼谷)及上海浦海訂立。

「第一份裝卸總協議」 指 日期為二零零四年五月十日之裝卸總協議，由本公司、中海、上海碼頭、湛江碼頭及大連碼頭訂立。

「本集團」 指 本公司及其附屬公司。

「廣州海運」 指 廣州海運(集團)有限責任公司，於中國註冊成立之有限責任公司，並為中海之全資附屬公司。

「香港」 指 中國香港特別行政區。

「仁川渡輪」 指 上海仁川國際渡輪有限公司，一家於中國註冊成立之有限公司，中海最終擁有其51%權益。

「獨立董事委員會」 指 包括全體獨立非執行股東，即胡漢湘先生、顧念祖先生、汪宗熙先生及林兆偉先生之董事委員會。

「獨立財務顧問」 指 國泰君安融資有限公司。

「獨立股東」 指 本公司(不包括中海集團)股東。

「上市」 指 本公司H股於聯交所主板上市。

「上市規則」 指 聯交所證券上市規則。

「總協議」 指 集裝箱底盤車總協議、陸上集裝箱運輸總協議、第一份船舶代理及貨物代理總協議、第二份船舶代理及貨物代理總協議、第一份集裝箱管理總協議、第二份集裝箱管理總協議、期租船舶總協議、光租船舶總協議、修船服務總協議、供應總協議、船員供應總協議、第一份裝卸總協議、第二份裝卸總協議、堆場服務總協議、第一份資訊科技服務總協議、第二份資訊科技服務總協議及班輪服務總協議。

「光租船舶總協議」	指	日期為二零零四年五月十日之光租船舶總協議，由本公司與中海及上海浦海訂立。
「堆場服務總協議」	指	日期為二零零四年五月十日之堆場服務總協議，由本公司、中海、上海碼頭及湛江碼頭訂立。
「陸上集裝箱運輸總協議」	指	日期為二零零四年五月十日之陸上集裝箱運輸總協議，由本公司及中海訂立。
「班輪服務總協議」	指	日期為二零零四年五月十日之班輪服務總協議，由本公司與中海訂立。
「集裝箱底盤車總協議」	指	日期為二零零四年五月十日之集裝箱底盤車租賃總協議，由本公司與中海訂立。
「船員供應總協議」	指	日期為二零零四年五月十日之船員供應總協議，由本公司與中海訂立。
「修船服務總協議」	指	日期為二零零四年五月十日之修船服務總協議，由本公司與中海訂立。
「供應總協議」	指	日期為二零零四年五月十日之供應總協議，由本公司、中海與中石化中海船舶燃料訂立。
「期租船舶總協議」	指	日期為二零零四年五月十日之期租船舶總協議，由本公司、中海與上海浦海訂立。
「非豁免持續關連交易」	指	根據供應總協議、班輪服務總協議、(有關截至二零零七年、二零零八年及二零零九年十二月三十一日止三個年度各年的建議年度上限金額的)陸上集裝箱運輸總協議、期租船舶總協議、第一份船舶代理及貨物代理總協議、第二份船舶代理及貨物代理總協議、第一份集裝箱管理總協、第二份集裝箱管理總協議、第一份裝卸總協議及第二份裝卸總協議向本集團提供產品及／或服務之交易。
「原集裝箱供應總協議」	指	本公司與中海訂立日期為二零零六年四月一日之集裝箱供應總協議，由中海集團生產及向本集團供應集裝箱。
「中國」	指	中華人民共和國。
「招股章程」	指	本公司於二零零四年六月四日刊發之招股章程。
「地區附屬公司」	指	中海集運大連、中海集運廣州、中海集運海南、中海集運青島、中海集運上海、中海集運深圳、中海集運天津及中海集運廈門。

「續訂集裝箱租賃」	指	由本公司與東方國際就重續上述六份集裝箱租賃而訂立之六份集裝箱租賃增補協議，依次為DFL9701、DFL9702、DFL9801、DFL9802、DFL9803及DFL-TRTN-01。
「經修訂集裝箱供應總協議」	指	建議由本公司與中海根據原集裝箱供應總協議訂立之協議，由中海集團生產及向本集團供應（包括銷售及／或租賃）集裝箱。
「人民幣」	指	中國法定貨幣人民幣。
「該計劃」	指	中海為調整船員開支管理系統而設立之有關於中海集團主要船舶上之船員管理費計劃。
「第二份集裝箱管理總協議」	指	日期為二零零四年五月十日之集裝箱管理總協議，由本公司與地區附屬公司訂立。
「第二份資訊科技服務總協議」	指	日期為二零零四年五月十日之資訊科技服務總協議，由本公司與地區附屬公司訂立。
「第二份船舶代理及貨物代理總協議」	指	日期為二零零四年五月十日之船舶代理及貨物代理總協議，由本公司與地區附屬公司訂立。
「第二份裝卸總協議」	指	日期為二零零四年五月十日之裝卸總協議，由本公司與西港池訂立。
「九月」	指	九月。
「臨時股東大會」	指	本公司就(i)追認若干非豁免持續關連交易之二零零六年建議年度上限金額；(ii)批准非豁免持續關連交易於截至二零零七年、二零零八年及二零零九年十二月三十一日止三個年度各年各自之建議年度上限金額及(iii)批准經修訂集裝箱供應總協議及其於截至二零零七年、二零零八年及二零零九年十二月三十一日止三個年度各年之建議年度上限金額而將予召開之臨時股東大會。
「上海浦海」	指	上海浦海航運有限公司，一家於中國註冊成立之有限責任公司。由本公司擁有其90%權益，而中海集運上海擁有其餘下之10%權益。
「上海碼頭」	指	上海港中海集裝箱碼頭有限公司，為中海擁有50%權益之公司。
「聯交所」	指	香港聯合交易所有限公司。
「TEU」	指	20呎對等單位，集裝箱容量之標準量度單位，相當於長20呎、高8呎6吋及寬8呎之集裝箱。

「美國」 指 美利堅合眾國。

「美元」 指 美國法定貨幣美元。

「西港池」 指 West Basin Container Terminal LLC.(西港池碼頭有限公司),為中海擁有其40%權益之公司。

「湛江碼頭」 指 湛江港中海集裝箱碼頭有限公司,為中海擁有其50%權益之公司。

承董事會命
中海集裝箱運輸股份有限公司
董事長
李紹德

中華人民共和國,上海
二零零七年一月二十四日

於本公告刊發日期,執行董事為李紹德先生、賈鴻祥先生、黃小文先生及趙宏舟先生、非執行董事為張建華先生、王大雄先生、張國發先生、姚作芝先生及徐輝先生,獨立非執行董事為胡漢湘先生、顧念祖先生、汪宗熙先生及林兆偉先生。

本公告所採用之匯率為1.00美元 = 人民幣8.00元,惟僅供參考之用。

* *本公司根據香港法例第32章公司條例第XI部以其中文名稱及英文名稱「China Shipping Container Lines Company Limited」登記為一家海外公司。*

「請同時參閱本公布於經濟日報刊登的內容。」